Exhibit 2.7

EXECUTION VERSION
PRIVILEGED & CONFIDENTIAL

STOCK PURCHASE AGREEMENT
AMONG
GREEN TREE CREDIT SOLUTIONS LLC,
WALTER INVESTMENT MANAGEMENT CORP.,
INSURECO, INCORPORATED,
AND
INTERFINANCIAL, INC.,
solely with respect to Article X
DATED AS OF DECEMBER 30, 2016

16260554.27

TABLE OF CONTENTS
Page

ARTICLE I. DEFINITIONS	1

SECTION 1.1.	Definitions 1

ARTICLE II. PURCHASE OF THE SHARES	12

SECTION 2.1.	Purchase and Sale of the Shares 12

SECTION 2.2.	Closing 12

SECTION 2.3.	Closing Deliveries 12

SECTION 2.4.	Payment at Closing 14

SECTION 2.5.	Final Payment 14

SECTION 2.6.	Withholding 16

ARTICLE III. REPRESENTATIONS AND WARRANTIES	17

SECTION 3.1.	Representations and Warranties of Seller 17

SECTION 3.2.	Representations and Warranties of Buyer 32

ARTICLE IV. COVENANTS	34

SECTION 4.1.	Conduct of Business of the Companies 34

SECTION 4.2.	Access to Information; Confidentiality 37

SECTION 4.3.	Confidentiality 37

SECTION 4.4.	Commercially Reasonable Efforts; Consents, Approvals and Filings 40

SECTION 4.5.	Public Announcements 41

SECTION 4.6.	Related Party Agreements 42

SECTION 4.7.	Further Assurances 42

SECTION 4.8.	Notice of Certain Events 42

SECTION 4.9.	Books and Records 43

SECTION 4.10.	Tracking Services Agreement 43

SECTION 4.11.	Use of Names 43

SECTION 4.12.	Intellectual Property License 44

SECTION 4.13.	Guaranties 45

SECTION 4.14.	Restructuring 45

SECTION 4.15.	Business Transition 45

SECTION 4.16.	Bank Accounts 45

SECTION 4.17.	Resignations 46

SECTION 4.18.	Transition Matters 46

SECTION 4.19.	Discontinued Accounts 46

SECTION 4.20.	Closing Date Indebtedness 47

ARTICLE V. EMPLOYEE MATTERS	47

SECTION 5.1.	Benefit Plans 47

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SECTION 5.2.	Transfer of Employment of Claims Employees and Related Liabilities 47

SECTION 5.3.	Continuing Employees 47

SECTION 5.4.	COBRA 49

SECTION 5.5.	Cooperation 49

SECTION 5.6.	Nonsolicitation; No-Hire 49

SECTION 5.7.	Effect of this Article V 50

ARTICLE VI. CONDITIONS PRECEDENT	50

SECTION 6.1.	Conditions to Each Party’s Obligations 50

SECTION 6.2.	Conditions to Obligations of Buyer 50

SECTION 6.3.	Conditions to Obligations of Seller 51

ARTICLE VII. INDEMNIFICATION	52

SECTION 7.1.	Survival of Representations, Warranties, and Covenants 52

SECTION 7.2.	Indemnification 52

SECTION 7.3.	Certain Limitations 54

SECTION 7.4.	Definitions 55

SECTION 7.5.	Procedures for Third-Party Claims 57

SECTION 7.6.	Direct Claims 58

SECTION 7.7.	Sole Remedies 58

SECTION 7.8.	Certain Other Matters 58

SECTION 7.9.	Privileged Information 58

ARTICLE VIII. TAX MATTERS	59

SECTION 8.1.	Indemnification for Taxes 59

SECTION 8.2.	Filing of Tax Returns 60

SECTION 8.3.	Tax Refunds 62

SECTION 8.4.	Cooperation and Exchange of Information 62

SECTION 8.5.	Conveyance Taxes 63

SECTION 8.6.	Tax Covenants 63

SECTION 8.7.	Miscellaneous 64

ARTICLE IX. TERMINATION PRIOR TO CLOSING	64

SECTION 9.1.	Termination of Agreement 64

SECTION 9.2.	Survival 65

ARTICLE X. GENERAL PROVISIONS	65

SECTION 10.1.	Fees and Expenses 65

SECTION 10.2.	Notices 65

SECTION 10.3.	Interpretation 67

SECTION 10.4.	Entire Agreement; Third-Party Beneficiaries 67

SECTION 10.5.	Governing Law 68

SECTION 10.6.	Assignment 68

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SECTION 10.7.	Jurisdiction; Enforcement 68

SECTION 10.8.	Severability; Amendment; Waiver 69

SECTION 10.9.	Certain Limitations 70

SECTION 10.10.	Offset 70

SECTION 10.11.	Counterparts 70

SECTION 10.12.	Buyer Parent Undertaking 70

EXHIBIT A – BROKER AGREEMENT
EXHIBIT B – MARKETING SERVICES AGREEMENT
EXHIBIT C – SERVICES AGREEMENT
EXHIBIT D – SUBLEASE AGREEMENT
EXHIBIT E – ASSURTRACK SERVICES AGREEMENT
EXHIBIT F – TRUST AGREEMENT
EXHIBIT G – VOLUNTARY INSURANCE PLACEMENT AGREEMENT
EXHIBIT H – PRICEWATERHOUSECOOPERS OPINION
EXHIBIT I – EARNOUT EXAMPLE CALCULATION

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT, dated as of December 30, 2016 (this “Agreement”), is made among Green Tree Credit Solutions LLC, a Delaware limited liability company (“Seller”), Walter Investment Management Corp., a Maryland corporation (“WIMC”), Insureco, Incorporated, a California corporation (“Buyer”), and Interfinancial, Inc., a Georgia corporation (“Buyer Parent”), solely with respect to Article X.
WHEREAS, Seller owns 100% of the issued and outstanding shares of capital stock (the “Shares”) of GTI Holdings Corp., a Delaware corporation (“GTIH”);
WHEREAS, WIMC owns, directly or indirectly, 100% of the issued and outstanding units of membership interest of Seller;
WHEREAS, GTIH owns 100% of the issued and outstanding capital stock of Green Tree Insurance Agency, Inc., a Minnesota corporation (“GTIA”), Green Tree Insurance Agency of Nevada, Inc., a Nevada corporation (“GTN”), and Green Tree Insurance Agency Reinsurance Limited, a company organized under the laws of the Turks and Caicos Islands (“GTR,” and together with GTIA and GTIH, the “Transferred Companies”);
WHEREAS, prior to the Closing (as defined herein), Seller will cause GTIH to distribute all of the capital stock of GTN to Seller as a distribution (the “Dividend”); and
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, following payment of the Dividend, Seller desires to sell to Buyer, and Buyer desires to acquire from Seller, all of the Shares.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I.
DEFINITIONS
SECTION 1.1.    Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:
“Action” means any civil, criminal or administrative action, suit, claim, litigation or similar proceeding, in each case before a Governmental Entity.
“Affiliate” with respect to any Person or entity, means another Person that directly or indirectly, including through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.  For purposes of this definition, a Person shall be deemed to “control” another Person if such first person owns, directly or indirectly, a majority of the issued voting common stock or other voting equity interests of such other Person and has the direct or indirect ability to elect or appoint a majority of the board of directors or equivalent governing body of such other Person, whether through the ownership of voting securities, by contract or otherwise.  For the avoidance of doubt, unless otherwise specified herein, the Transferred Companies shall be deemed to be Affiliates of Seller (and not Buyer) prior to Closing, and shall be deemed Affiliates of Buyer (and not Seller) from and after the Closing.
“Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign law.
“American Bankers” means American Bankers Insurance Company of Florida, a Florida insurance company.
“Applicable Law” means any law, statute, regulation, rule, ordinance, order, injunction, judgment, decree, principle of common law, constitution or treaty enacted, promulgated, issued, enforced or entered by any Governmental Entity applicable to a party hereto, or any Transferred Company, or any of its respective Affiliates, businesses, properties, rights or assets, as may be amended from time to time.
“AssurTrack Services Agreement” means the Amended and Restated AssurTrack Services Agreement by and among American Bankers, WIMC, Ditech and RMS in the form set forth in Exhibit E, which will amend and restate the existing AssurTrack Services Agreement and the Broker Agreement.
“Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, restricted stock, equity or equity-based, severance, separation, termination, pay in lieu of notice, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, performance, deferred compensation, employee loan, fringe benefit, health, medical, dental, life, disability, accident or group insurance, welfare, vacation layoff, day or dependent care, legal services, cafeteria, retirement, pension, profit sharing, and any other material benefit plan, agreement, program, policy, commitment or other arrangement, in each case, that is sponsored, maintained, contributed or required to be contributed to by WIMC, Seller or their Subsidiaries (including each Transferred Company and its or their Subsidiaries) for the benefit of any Employees or former Employees, or with respect to which any of the Transferred Companies has or may have any liability.
“Broker Agreement” means the Amended and Restated Broker Agreement by and among GTIA, Ditech and RMS attached hereto as Exhibit A.
“Business” means the business conducted by Transferred Companies as of the date of this Agreement, which includes the procuring of, and the providing of customer services related to, insurance products for customers of Ditech. For the purposes of this definition, “insurance products” include, but are not limited to, physical damage insurance for homes, manufactured homes, automobiles and certain recreational vehicles as well as collateral protection products for homes, manufactured homes and certain recreational vehicles designated as collateral for loans serviced by Ditech. For a portion of certain other low volume product lines including accidental death and dismemberment or insurance designed to reduce or eliminate underlying debt in the event of the borrowers’ death or disability, GTR (a Transferred Company) also assumes the underwriting risk, including incurred losses and premium taxes on the business, via a reinsurance arrangement.
“Business Day” means any day other than a Saturday, a Sunday or any other day on which banking institutions in New York City are required or authorized by Applicable Law to be closed.
“Business Support Services Agreements” means the Voluntary Insurance Placement Agreement (as amended and restated as of the Closing), the Services Agreement, the AssurTrack Services Agreement, the Trust Agreement, the Marketing Services Agreement and the Sublease Agreement.
“Buyer Disclosure Schedule” means the disclosure schedule of Buyer (including any attachments thereto) delivered in connection with, and constituting a part of, this Agreement.
“Buyer Party” means Buyer or any Affiliate of Buyer that is a party to any Transaction Document.
“Claims Employees” means each individual formerly employed in the claims division of GTIA.
“Closing Date Funded Indebtedness” means (A) the aggregate amount that would be required to be paid in order to pay, satisfy, terminate, release and discharge in full all Closing Date Indebtedness of the type referred to in items (i) to (vi) of the definition of Indebtedness, plus (B) to the extent related to the foregoing items in clause (A), items (ix), (x) and (xi) of the definition of Indebtedness.
“Closing Date Indebtedness” means the aggregate value of all Indebtedness as of the Closing Date, in each case of the Transferred Companies determined on a consolidated basis without duplication and calculated in accordance with the Accounting Principles.
“Closing Date Other Indebtedness” means (A) the aggregate amount that would be required to be paid in order to pay, satisfy, terminate, release and discharge in full all Closing Date Indebtedness of the type referred to in items (vii) to (viii) of the definition of Indebtedness, plus (B) to the extent related to the foregoing items in clause (A), items (ix), (x) and (xi) of the definition of Indebtedness.
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state law.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commissions Receivable, Net” has the meaning set forth on Section 2.5(g) of the Disclosure Schedule.
“Companies” means, collectively, the Transferred Companies and GTN.
“Company Benefit Plan” means each Benefit Plan (i) sponsored or maintained solely by any Transferred Company for the benefit of any Employee, or (ii) entered into solely between any Transferred Company and any Employee, and, in each case, with respect to which only a Transferred Company has any liability.
“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, license, lease or other enforceable arrangement or agreement, whether in writing or oral.
“Current Representation” means the representation by Willkie Farr & Gallagher LLP or any other law firm of Seller or any Affiliate prior to the Closing in connection with this Agreement, any other Transaction Document or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any other Transaction Document or any transaction contemplated hereby or thereby (including the negotiation, execution or performance hereof or thereof).
“Disclosure Schedule” means the disclosure schedule of Seller and WIMC (including any attachments thereto) delivered in connection with, and constituting a part of, this Agreement.
“Ditech” means Ditech Financial LLC (f/k/a Green Tree Servicing LLC).
“Earnout Commencement Date” means the one-year anniversary of the first day of the calendar month immediately following the month in which Buyer or one of its Affiliates starts writing Specified Voluntary GWP.
“Employee” means any individual employed by any of the Transferred Companies; such employees, as of the date hereof, are set forth on Section 1.1(b) of the Disclosure Schedule. A “former Employee” means any individual who was an Employee but is no longer, as of such date, an Employee.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means with respect to any Person, each business or entity which is or was a member of a “controlled group of corporations,” under “common control” or a member of an “affiliated service group” with such Person within the meaning of Sections 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA, or required to be aggregated with such Person under Section 414(o) of the Code, or is or was under “common control” with such Person within the meaning of Section 4001(a)(14) of ERISA.
“ERISA Affiliate Liability” means any liability, fine, lien or penalty imposed by ERISA (including Title IV thereof), the Code or similar non-U.S. Applicable Law with respect to any Company Benefit Plan by reason of any Transferred Company having been an ERISA Affiliate of any Person (other than any Transferred Companies) prior to the Closing.

“Governmental Entity” means any (i) federal, state, local, municipal, foreign or other government, (ii) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), whether foreign or domestic, or (iii) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, whether foreign or domestic, including any arbitral tribunal.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.
“GSE” means any government-sponsored entity, including the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Government National Mortgage Association (Ginnie Mae).
“Indebtedness” means any of the following liabilities, obligations or commitments, whether secured (with or without limited recourse) or unsecured, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise: (i) all indebtedness for borrowed money, (ii) any indebtedness which is evidenced by a note, bond, debenture or similar instrument, (iii) any letter of credit, surety, bond, performance bond or bankers acceptance, (iv) all liabilities in respect of capital leases, (v) deferred purchase price of goods or services, (vi) cash held on account of third Persons (other than pursuant to any collection or similar agreement), (vii) Pre-Closing Payroll Obligations, (viii) the Seller Transaction Expenses, (ix) all obligations of the type referred to in clauses (i) through (viii) of other Persons secured by any Liens on property owned by a Transferred Company subject to such Lien whether or not the obligation secured has been assumed, (x) any guarantees of the foregoing indebtedness of any other Person; including, in each case, any accrued and unpaid interest or penalty thereon, and (xi) all liabilities for accrued but unpaid interest expense and unpaid penalties, fees, charges and prepayment premiums that are payable, in each case, with respect to any of the obligations of a type described in clauses (i) through (x) above.
“Insurance Carrier Client” means any insurance company with whom the Agency has placed insurance in its capacity as Insurance Producer.
“Insurance Producer” means any insurance broker, customer representative, agent, agency, managing general agent, solicitor, producer or sub-producer.
“Intellectual Property” means, in any and all jurisdictions: (a) Trademarks; (b) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship; (c) rights in Software and databases; (d) all registrations and applications to register or renew the registration of any of the foregoing; (e) patents and applications for patents, including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (f) rights in Trade Secrets; (g) all other intellectual property rights; and (h) all administrative and legal rights and remedies arising therefrom and relating thereto, including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests.
“IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned, leased or licensed by Seller, WIMC or any of their respective Affiliates (including the Transferred Companies) and used in the Business.
“Knowledge” means, unless otherwise expressly provided herein, the actual knowledge after reasonable inquiry of those Persons listed (a) with respect to Seller, in Section 1.1(c) of the Disclosure Schedule, but only with respect to the section or sections of this Agreement specified therein for each such Person, and (b) with respect to Buyer, in Section 1.1(d) of the Buyer Disclosure Schedule. For the avoidance of doubt, the obligation to undertake reasonable inquiry by such Persons shall not extend to any third party other than Affiliates of such Persons.
“Marketing Services Agreement” means the Marketing Services Agreement by and between DF Insurance Agency LLC and GTIA in the form set forth in Exhibit B.
“Material Adverse Effect” means a material adverse effect on, or material adverse change in, (i) the Business, condition (financial or otherwise), assets, liabilities and results of operations of the Transferred Companies, in each case taken as a whole, but shall exclude any such effect or change to the extent resulting from (a) any change in general political, economic or securities or financial market conditions (including changes in interest rates or changes in equity prices), (b) any change, occurrence or condition generally affecting participants in any segment of the Business, (c) any change or proposed change in GAAP, Applicable Law or the interpretation or enforcement thereof, (d) natural catastrophe events, hostilities, acts of war or terrorism, or any escalation or worsening thereof, (e) the announcement of the transactions contemplated by the Transaction Documents, (f) the effect of any action taken by Buyer or its Affiliates, or refrained from being taken by Seller, the Companies or any of their respective Affiliates at the direction of Buyer, (g) the identity of Buyer, or (h) any failure of the Companies to meet any financial projections or targets (provided that this clause (h) shall not by itself exclude the underlying causes of any such failure); except, in the case of clauses (a) through (d), to the extent disproportionately affecting the Transferred Companies as compared to other Persons engaged in the industries in which the Transferred Companies operate; provided that, for the avoidance of doubt, any material decrease in the ability of the Mortgage Companies (as defined in the Transaction Documents in the agreed form) to generate business would be deemed to have a material adverse effect on the Transferred Companies or (ii) the ability of Seller and its Affiliates to consummate the transactions contemplated by this Agreement or the other Transaction Documents.
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by a Transferred Company.
“Permitted Lien” means, with respect to an asset, any: (a) carriers’, mechanics’, materialmens’ or similar Lien arising in the ordinary course of business with respect to amounts not yet due and payable or the validity of which is being contested in good faith and for which adequate reserves are maintained in accordance with GAAP; (b) Lien for Taxes, assessments or other governmental charges not yet due and payable or due and payable but not delinquent or the amount or validity of which is being contested in good faith and for which adequate reserves are maintained in accordance with GAAP; (c) Lien arising under a conditional sales contract or equipment lease with a third party; (d) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property, and common law landlord-tenant Liens; and (e) security arrangement or other Lien securing an obligation to pay premium amounts to an insurance carrier, including Liens on renewal rights of GTIA; and (f) other Lien that does not materially detract from the current value or materially impair the current use of such asset.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization or other entity.
“Post-Closing Tax Periods” means any and all Tax periods that begin after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.
“Pre-Closing Payroll Obligations” means any and all liabilities of the Transferred Companies for (i) accrued but unpaid base salary, wages, bonuses (including with respect to each Annual Incentive Plan participant, the prorated amount of each participant’s 2017 bonus calculated by multiplying (i) the product of each participant’s target percentage times his annual base salary and (ii) a fraction equal to (x) the number of days elapsed between the start of the applicable performance period and the Closing Date divided by (y) 365) and commissions, accrued but unused vacation and other paid time off, and any other accrued and unpaid employee benefit obligations (in each case, including employer payroll taxes in respect thereof), in each case, in respect of Continuing Employees for all periods up to (but not including) the Closing Date, and (ii) accrued but unpaid severance in respect of any Employee or former Employee, in each case, whose employment was terminated prior to the Closing Date. For the avoidance of doubt, any and all obligations to Andrew Jeska, Paul Berman and Jeffrey Knoll under their respective retention agreements dated April 6, 2015 shall remain the obligation of WIMC and shall not be assumed by Buyer.
“Pre-Closing Tax Periods” means any and all Tax periods that end on or before the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.
“Pre-Closing Taxes” means (a) all liability for Taxes imposed on or payable by or with respect to any of the Transferred Companies for any and all Pre‑Closing Tax Periods (other than Taxes imposed as a result of any transaction outside the ordinary course of business undertaken at the exclusive direction of Buyer (or any Affiliate of Buyer including the Transferred Companies) that occurs on the Closing Date after the Closing); (b) all liability resulting by reason of the several liability of the Transferred Companies pursuant to Treasury Regulations Section 1.1502‑6 or any analogous state, local or foreign law or regulation or by reason of the Transferred Companies having been a member of any consolidated, combined or unitary group on or prior to the Closing Date; (c) all liability for Taxes resulting by reason of any of the Transferred Companies ceasing to be a member of the Affiliated Group that includes Seller; (d) any liability for Taxes imposed with respect to a Pre-Closing Tax Period resulting from the Restructuring; (e) any liability for Taxes imposed with respect to a Pre-Closing Tax Period resulting from a breach of a representation or warranty contained in Section 3.1(j) or a breach by Seller of Article VIII; (f) all liability in respect of Taxes imposed by reason of any Transferred Company having liability for Taxes of another Person arising under principles of transferee or successor liability or by contract as a result of activities or transactions taking place at or prior to the Closing; and (g) any liability for Taxes imposed with respect to a Pre-Closing Tax Period resulting from the transactions described in Section 4.10.
“Prime Rate” means, as of any date of determination, that rate of interest identified as the “Prime Rate” of interest on the Business Day immediately preceding such date of determination as published in the Money Rates section of The Wall Street Journal (United States edition) (or the rate of interest announced publicly by Citibank, N.A. from time to time as its “reference rate” (on the basis of a 365-day year) if The Wall Street Journal no longer publishes the Prime Rate).
“Privacy and Data Security Law” means any applicable data privacy, data security, or data protection law, or regulation in the United States of America.
“Purchase Price” means $125,000,000.
“Reference Period” means the one-year period commencing on the Earnout Commencement Date.
“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code.
“Representative” means any Person’s Affiliates, directors, officers, employees, agents, advisors, attorneys, accountants, consultants and representatives.
“Restructuring” means, collectively (i) the contribution of Green Tree Investment Holdings III LLC, a Delaware limited liability company (“GTIII”), to GTIH, (ii) the distribution by GTIII of the Transferred Companies to GTIH, (iii) the distribution by GTIH of GTIII to Seller, and (iv) the Dividend.
“RMS” means Reverse Mortgage Solutions, Inc.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller Benefit Plan” means any Benefit Plan that is not a Company Benefit Plan.
“Seller Party” means Seller or any Affiliate of Seller (which includes the Transferred Companies prior to the Closing Date) that is a party to any Transaction Document.
“Seller Trademarks” means the Trademarks (i) owned by Seller or any of its Affiliates (including the Transferred Companies) that include the name “Green Tree” and (ii) owned by Seller or any of its Affiliates (other than the Transferred Companies) that are used, but not primarily or exclusively used in the Business.
“Seller Transaction Expenses” means without duplication, the aggregate amount of all unpaid fees, costs and expenses, accrued or incurred by or on behalf of each of the Transferred Companies that are payable by the Transferred Companies, in each case prior to and through and including the Closing as a result of the contemplation, negotiation, efforts to consummate or consummation of the transactions contemplated by the Transaction Documents, the transfer of Claims Employees as set forth in Section 5.2, the Restructuring or the solicitation of other potential buyers of any Transferred Company or any of its Affiliates or consideration of other strategic alternatives, including any public or private offering of shares, including (i) the fees and expenses of accountants, consultants, lawyers, bankers and other advisors, (ii) any retention, success, change of control or similar payments or bonuses or severance which are or become payable to any Employee in connection with or as a result of the transactions contemplated by this Agreement or any transactions contemplated by the Transaction Documents pursuant to any agreement or any Benefit Plan in effect prior to the Closing and (iii) any fees payable to Governmental Entities or subject to Section 4.4(a), other third parties.
“Seller’s Licensed IP Rights” means, other than the Seller Trademarks, any and all Intellectual Property owned by Seller or any of its Affiliates (other than the Transferred Companies) that was used or practiced by the Transferred Companies in connection with the Business in the twelve (12) months prior to the Closing.
“Services Agreement” means the Business Services Agreement in the form set forth as Exhibit C.
“Software” means all computer software, including application software, system software, firmware, middleware, mobile digital applications, assemblers, applets, compilers and binary libraries, including all source code and object code versions of any and all of the foregoing, in any and all forms and media, and all related documentation.
“Specified Voluntary GWP” means the amount of gross written premium of voluntary-homeowners insurance written by Buyer or one of its Affiliates within the lender placed insurance (“LPI”) process for their clients (excluding WIMC and its Affiliates) to homeowners, including both the depopulation of LPI policies and voluntary homeowners insurance offered to preempt LPI while borrowers are in the letter cycle, net of cancelations. For the avoidance of doubt, Specified Voluntary GWP shall include gross written premiums generated by renewals issued during the Reference Period of voluntary homeowners insurance policies initially issued (within the LPI process as set forth above) prior to the Reference Period.
“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.
“Sublease Agreement” means the sublease agreement substantially in the form set forth as Exhibit D.
“Subsidiary” of any Person means another Person more than 50% of the total combined voting power of all classes of capital stock or other voting interests of which, or more than 50% of the equity securities of which, is owned directly or indirectly by such first Person.
“Tax Authority” means any Governmental Entity responsible for the collection, operation or administration of Taxes.
“Tax Return” means any report, declaration, estimate, extension request, information statement, claim for refund, return, information return or other document (including any related or supporting schedules, statements or information, and including any amendments thereof) relating to, or required to be filed in connection with, any Taxes.
“Taxes” means (a) any and all U.S. federal, state, local, or foreign or other income, premium, gross receipts, property (real or personal), sales, license, excise, employment, payroll, withholding, gross receipts, license, severance, stamp, occupation, windfall profits, environmental, customs duties, capital stock, franchise, profits, social security (or similar, including FICA), employment, unemployment, disability, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (b) any liability for the payment of or in respect of any amounts of the type described in clause (a) of this definition as a result of being a member of a consolidated or other similar group for Tax purposes for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s Taxes as a transferee or successor, by Contract or otherwise other than any Contract entered into in the ordinary course of business not primarily related to Taxes.
“Trade Secrets” means all inventions, processes, designs, formulae, models, tools, algorithms, Software architectures, trade secrets, know-how, ideas, research and development, data and databases and confidential information.
“Trademarks” means any trademarks, service marks, trade names, trade dress, logos, slogans, social media identifiers and accounts, handles and tags, domain names, personalized subdomains or vanity URLs, and other brand or source identifiers, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith.
“Transaction Documents” means this Agreement and the Business Support Services Agreements.
“Treasury Regulations” means the regulations prescribed under the Code.
“Trust Agreement” means the Trust Agreement in the form set forth as Exhibit F.
“Voluntary Insurance Placement Agreement” means an amended and restated Voluntary Insurance Placement Agreement by and among GTIA, WIMC, Ditech and RMS in the form set forth in Exhibit G.
In addition, the following terms shall have the respective meanings set forth in the following sections of this Agreement:

Term	Section
Accounting Principles	2.5(g)
Agency	3.1(n)
Agreement	Preamble
Burdensome Condition	4.4(c)
Buyer	Preamble
Buyer Benefit Plans	5.3(d)
Buyer Fundamental Representations	7.1(a)
Buyer Indemnified Persons	7.2(a)
Buyer Parent	Preamble
Calculation Date	2.5(g)
Cap	7.3(a)
Change of Control	6.2(g)
Claims Employee Liabilities	5.2
Closing	2.2
Closing Date	2.2
Closing Payment	2.4
Consolidated Tax Returns	8.2(a)
Continuing Employee	5.3(a)
Conveyance Taxes	8.5
Deductible	7.3(a)
Discontinued Accounts	4.19
Discontinued Liabilities	4.19
Dividend	Recitals
Earnout Amount	2.6(a)
Earnout Dispute Notice	2.6(b)(iii)
Earnout Statement	2.6(b)(i)
Employee Agent	3.1(n)
Enforceability Exceptions	3.1(d)
Estimate Date	2.5(a)
Estimated Closing Date Other Indebtedness	2.5(a)
Estimated Final Payment	2.5(a)
Exchange Act	6.2(g)
Final Earnout Statement	2.6(b)(i)
Final Payment	2.5(g)
Final Payment Statement	2.5(b)
Final Report	2.5(d)
Final Statement	2.5(b)
Financial Data	3.1(f)(i)
GAAP	3.1(f)(i)
GTIA	Recitals
GTIH	Recitals
GTN	Recitals
GTR	Recitals
HSR Act	3.1(e)
Indemnifiable Losses	7.4(iii)
Indemnitee	7.4(i)
Indemnitor	7.4(ii)
Indemnity Payment	7.4(iv)
Independent Accounting Firm	2.5(d)
Joint Representation	7.9
Leased Real Property	3.1(q)
Leave Employee	5.3(b)
Liability Indemnity	7.2(d)
Liens	3.1(b)
LPI	Definitions
Marks	4.11
Material Contract	3.1(m)
New York Court	10.7(a)
Objection Notice	2.5(c)
Organizational Documents	3.1(a)(iii)
Permits	3.1(k)(ii)
Post-Closing Accounts	3.1(f)(i)
Pre-Closing Accounts	3.1(f)(i)
Privileged Information	7.9
Protected Period	5.3(a)
PWC Opinions	2.3(a)
Seller	Preamble
Seller Fundamental Representations	7.1(a)
Seller Guaranty	4.13
Seller Indemnified Persons	7.2(b)
Seller Retained Balances	3.1(f)(i)
Separate Income Tax Returns	8.2(b)
Shares	Recitals
Specific Indemnifiable Loss	7.4(v)
Specific Indemnity	7.2(c)
Specific Indemnity Cap	7.2(c)
Tax Proceeding	8.1(d)
Tax Refund	8.3
Terminating Agreements	4.6
Third-Party Claim	7.4(vi)
Third Party Fees	4.4(a)
Threshold Amount	7.3(a)
Transferred Companies	Recitals
Transferred Company Balances	3.1(f)(i)
WIMC	Preamble

ARTICLE II.
PURCHASE OF THE SHARES
SECTION 2.1.    Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, all of the Shares, free and clear of all Liens, for an aggregate purchase price in cash equal to the Purchase Price, as adjusted pursuant to Section 2.5, plus the Earnout Amount (as determined in accordance with Section 2.6), if any.
SECTION 2.2.    Closing. Unless this Agreement shall have been terminated pursuant to Section 9.1 and subject to the satisfaction or waiver of each of the conditions set forth in Article VI, the closing of the purchase and sale of the Shares (the “Closing”) shall take place at 12:00 p.m., local time, on the first Business Day of the first month following the day on which the last of the conditions set forth in Article VI to be fulfilled or waived (other than those conditions that by their terms are to be satisfied at the Closing) shall have been so fulfilled or waived in accordance with this Agreement, at the offices of Willkie Farr & Gallagher LLP, 787 7th Avenue, New York, New York 10019, unless another date, time or place is agreed to in writing by the parties hereto. The actual time and date at which the Closing occurs are herein referred to as the “Closing Date.”
SECTION 2.3.    Closing Deliveries.
(a)    Seller’s Closing Deliveries. At the Closing, Seller shall deliver or cause to be delivered to Buyer:
(i)    a certificate of Seller duly executed by an authorized signatory of Seller, dated as of the Closing Date, certifying as to Seller’s compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b);
(ii)    counterparts of each Transaction Document other than this Agreement to which a Seller Party is a party, duly executed by such Seller Party;
(iii)    the written resignations of the directors and officers of each of the Transferred Companies from their positions as directors or officers of the Transferred Companies to the extent requested by Buyer in accordance with Section 4.17;
(iv)    a statement, meeting the requirements of Section 1.1445-2(b) of the Treasury Regulations, to the effect that Seller is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder;
(v)    a certificate of good standing (or its equivalent) of each of the Transferred Companies from its relevant jurisdiction of incorporation or organization, dated within 10 Business Days prior to the Closing Date;
(vi)    reasonably satisfactory pay-off letters or evidence of release with respect to all of the Closing Date Funded Indebtedness of the Transferred Companies required to be repaid or terminated under the terms of this Agreement, duly executed by the applicable Transferred Company, Seller or its Affiliates and the appropriate person, lender or creditor indicating the amount required for the payment and satisfaction in full of all such Closing Date Funded Indebtedness, together with evidence reasonably satisfactory to Buyer of the contemporaneous release of all Liens related thereto;
(vii)    to the extent not already provided under Section 2.3(a)(vi), evidence reasonably satisfactory to Buyer of the release of all Liens on the Shares of GTIH and on the equity of any of the other Transferred Companies and all Liens (other than Permitted Liens) on the assets of the Transferred Companies;
(viii)    final written opinions from PricewaterhouseCoopers substantially in the form attached hereto as Exhibit H (the “PWC Opinions”);
(ix)    certificates representing the Shares, duly endorsed in blank or accompanied by instruments of transfer in proper form to vest good and valid title to the Shares in Buyer, free and clear of any and all Liens; and
(x)    such further instruments and documents as may be required to be delivered by Seller pursuant to the terms of this Agreement or of a ministerial nature as may be reasonably requested by Buyer, and which are customary for transactions of this nature, in connection with the Closing of the transactions contemplated hereby.
(b)    Buyer’s Closing Deliveries. At the Closing, Buyer shall make the payment contemplated by Section 2.4 and deliver to Seller:
(i)    a certificate duly executed by an authorized officer of Buyer, dated as of the Closing Date, certifying as to Buyer’s compliance with the conditions set forth in Section 6.3(a) and Section 6.3(b); and
(ii)    counterparts of each Transaction Document other than this Agreement to which a Buyer Party is a party, duly executed by such Buyer Party.
SECTION 2.4.    Payment at Closing. In addition to the deliveries contemplated by Section 2.3(b), at the Closing, Buyer shall deliver, or cause to be delivered to Seller or its designee, an amount equal to the Purchase Price, less the Estimated Closing Date Other Indebtedness, plus the Estimated Final Payment, in each case determined pursuant to Section 2.5(a) (the “Closing Payment”), by wire transfer of immediately available funds to the bank account or accounts designated by Seller to Buyer at least two Business Days prior to the Closing Date.
SECTION 2.5.    Final Payment.
(a)    At the Closing, the Purchase Price shall be subject to adjustment based on (A) the estimated Final Payment (the “Estimated Final Payment”) and (B) the Estimated Closing Date Other Indebtedness. No later than the close of the third Business Day prior to the Closing, Seller shall furnish to Buyer (i) an estimated unaudited consolidating balance sheet for the Transferred Companies in trial balance format as of the last day of the month prior to the month in which the Calculation Date occurs (the “Estimate Date”), prepared on a basis consistent with the Financial Data, (ii) Seller’s good faith calculation in reasonable detail of the Estimated Final Payment as of the Estimate Date and (iii) a written statement with reasonably detailed calculations of the components thereof and in a manner consistent with the Accounting Principles, setting forth Seller’s good faith estimate of the amount of the Closing Date Other Indebtedness (the “Estimated Closing Date Other Indebtedness”).
(b)    As promptly as reasonably practicable (but in any event within 90 days) following the Closing Date, Seller shall deliver to Buyer (i) an unaudited consolidating balance sheet for the Transferred Companies in trial balance format as of the Calculation Date, prepared on a basis consistent with the Financial Data, (ii) a statement of its determination of the Final Payment (collectively, the “Final Payment Statement”) and (iii) a statement of its determination of the Closing Date Other Indebtedness (together with the Final Payment Statement, the “Final Statement”), and Buyer shall reasonably cooperate and assist in the preparation thereof, including providing reasonable access to the books and records of Transferred Companies and employees of Transferred Companies, in each case to the extent requested by Seller.
(c)    The Final Statement shall be final and binding on the parties unless Buyer shall, within 60 days following the delivery of the Final Statement, deliver to Seller written notice of objection (the “Objection Notice”) with respect to the Final Statement. The Objection Notice shall specify in reasonable detail the disputed items on the Final Statement and describe in reasonable detail the basis for the disputed items, including the data that forms the basis thereof, as well as the amount in dispute. Following Seller’s delivery of the Final Statement to Buyer, Seller shall grant Buyer and its Representatives, upon reasonable prior notice, reasonable access during normal business hours to the books and records, management employees and accountants of Seller and its Affiliates relevant to the preparation of such statements; provided such access does not interfere with the conduct of Seller’s or such Affiliates’ business in any material respect.
(d)    If an Objection Notice is delivered, the parties shall consult with each other with respect to the disputed items and attempt in good faith to resolve the dispute. If the parties are unable to reach agreement within 30 days after delivery of the Objection Notice, either Buyer or Seller may refer any unresolved disputed items to Deloitte LLP or, if Deloitte LLP will not accept the engagement, an accounting firm of national reputation selected by mutual agreement of Buyer and Seller (the “Independent Accounting Firm”). Once engaged, Buyer and Seller will direct the Independent Accounting Firm to render a determination within 25 Business Days of its retention, and Buyer, Seller and their respective employees and agents will cooperate with the Independent Accounting Firm during its engagement.  Buyer, on the one hand, and Seller, on the other hand, shall each submit to the Independent Accounting Firm (within 10 Business Days after the Independent Accounting Firm’s engagement) their respective computations of the disputed items identified in the Objection Notice and information, arguments and support for their respective positions, and shall concurrently deliver a copy thereof to the other party.  Each party shall then be given an opportunity to supplement such information, arguments and support with one additional submission to respond to any arguments or positions taken by the other party, which supplemental information shall be submitted to the Independent Accounting Firm (with a copy thereof to the other party) within five Business Days after the first date on which both parties have submitted their respective materials to the Independent Accounting Firm.  The Independent Accounting Firm shall thereafter be permitted to request additional or clarifying information from the parties, and each of the parties shall cooperate and shall cause their Representatives to cooperate with such requests of the Independent Accounting Firm.  The Independent Accounting Firm shall determine, based solely on the materials presented and upon information received in response to such requests for additional or clarifying information and not by independent review, only those issues in dispute specifically set forth in the Objection Notice and shall render a written report to Buyer and Seller (the “Final Report”) in which the Independent Accounting Firm shall, after considering all matters set forth in the Objection Notice, determine what adjustments, if any, should be made to the amounts and computations set forth in the Final Statement solely as to the disputed items and shall determine the appropriate Final Payment and Closing Date Other Indebtedness in the Final Payment Statement on that basis.  The Final Report shall set forth, in reasonable detail, the Independent Accounting Firm’s determination with respect to each of the disputed items or amounts specified in the Objection Notice, and the revisions, if any, to be made to the Final Statement, together with supporting calculations. In resolving any disputed item, the Independent Accounting Firm (i) shall be bound to the terms of this Agreement, including the Accounting Principles, (ii) shall limit its review to matters specifically set forth in the Objection Notice and (iii) shall not assign a value to any item higher than the highest value for such item claimed by either party or less than the lowest value for such item claimed by either party.  The Final Report, absent fraud, shall be final and binding upon Buyer and Seller, shall be deemed a final arbitration award that is binding on each of Buyer and Seller, and no party shall seek further recourse to courts, other tribunals or otherwise, other than to enforce the Final Report. Judgment may be entered to enforce the Final Report in any court having proper jurisdiction.
(e)    The fees and costs of the Independent Accounting Firm shall be allocated between Buyer and Seller in the same proportion as the aggregate amount of such resolved disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such resolved disputed items so submitted.
(f)    As promptly as reasonably practicable (but in any event within five Business Days) following the final determination of the Final Statement and the amount of the Final Payment and the Closing Date Other Indebtedness in accordance with Section 2.5(c) or Section 2.5(d), (i) if the Final Payment is greater than the Estimated Final Payment, then Buyer shall pay to Seller the amount of such excess and interest on such excess determined pursuant to this Section 2.5(f) by wire transfer of immediately available funds to the bank account or accounts designated by Seller to Buyer, (ii) if the Final Payment is less than the Estimated Final Payment then Seller shall pay to Buyer the amount of such deficiency and interest on such deficiency determined pursuant to this Section 2.5(f) by wire transfer of immediately available funds to the bank account or accounts designated by Buyer to Seller, (iii) if the Closing Date Other Indebtedness is greater than the Estimated Closing Date Other Indebtedness, then Seller shall pay to Buyer the amount of such excess and interest on such excess determined pursuant to this Section 2.5(f) by wire transfer of immediately available funds to the bank account or accounts designated by Buyer to Seller, and (iv) if the Closing Date Other Indebtedness is less than the Estimated Closing Date Other Indebtedness then Buyer shall pay to Seller the amount of such deficiency and interest on such deficiency determined pursuant to this Section 2.5(f) by wire transfer of immediately available funds to the bank account or accounts designated by Seller to Buyer. Until paid, the amount of any such excess or deficiency payable pursuant to this Section 2.5(f) shall bear interest determined by computing simple interest on such amount from the Closing Date to the date of payment at the Prime Rate. Any amount payable by Seller or Buyer pursuant to this Section 2.5(f) shall be netted against any amount owed to such party pursuant to this Section 2.5(f) so that only a single net amount shall be payable.
(g)    As used in this Agreement:
(i)    “Accounting Principles” means the principles and practices set forth in Section 2.5(g) of the Disclosure Schedule.
(ii)    “Final Payment” means (A) the Commissions Receivable, Net as of the close of business on the last day of the month ended immediately prior to the Closing Date (the “Calculation Date”) as calculated in accordance with the Accounting Principles, minus (B) $3.5 million. Section 2.5(g) of the Disclosure Schedule sets forth an illustrative calculation, as of the date set forth therein, of the Commission Receivable, Net prepared and calculated in accordance with this Agreement.
(h)    The parties agree to treat all payments, if any, made under this Section 2.5 as adjustments to the Purchase Price solely for Tax purposes and that such agreed treatment shall govern for purposes hereof.
(i)    Buyer hereby acknowledges and agrees that its sole and exclusive remedy with respect to any and all matters relating to the calculation of the Final Payment shall be pursuant to this Section 2.5.
SECTION 2.6.    Earn-out.
(a)    Buyer agrees to pay to Seller, as additional consideration for the purchase of the Shares, an amount (the “Earnout Amount”) equal to: (i) the Specified Voluntary GWP during the Reference Period, minus (ii) $25,000,000; provided, that in no event shall Buyer pay Seller more than $25,000,000 under this Section 2.6. If the Specified Voluntary GWP during the Reference Period does not exceed $25,000,000, no Earnout Amount shall be due under this Section 2.6. An example calculation of the Earnout Amount is attached hereto as Exhibit I.
(b)    For purposes of this Section 2.6, the Specified Voluntary GWP and the Earnout Amount shall be determined as follows:
(i)    Within 30 days following each of (w) the three-month anniversary of the Earnout Commencement Date, (x) the six-month anniversary of the Earnout Commencement Date, (y) the nine-month anniversary of the Earnout Commencement Date and (z) the last day of the Reference Period, Buyer shall prepare and deliver to Seller a statement (each an “Earnout Statement,” and the Earnout Statement delivered pursuant to the foregoing clause (z), the “Final Earnout Statement”) setting forth its good faith calculation of the Specified Voluntary GWP and the corresponding Earnout Amount then-accrued during the Reference Period, and shall pay to the Seller (by wire transfer of immediately available funds to the bank account or accounts designated by Seller to Buyer), with the delivery of the Earnout Statement, any positive Earnout Amount shown thereon and not previously paid to Seller pursuant to this Section 2.6;
(ii)    Following the Closing and until the final determination of the Earnout Amount pursuant to Section 2.6(b)(iii), subject to Applicable Law, Buyer shall grant Seller and its Representatives, upon reasonable prior notice, reasonable access during normal business hours to the books and records (redacted or aggregated as required to not violate any confidentiality obligations of the Buyer and its Affiliates) of Buyer and its Affiliates directly related to Specified Voluntary GWP that are relevant to the Earnout Statements, and, during such period, Buyer shall furnish to Seller such information that relates to Buyer’s obligations under this Section 2.6 as Seller may from time to time reasonably request; provided such access does not interfere with the conduct of the business of the Buyer or any of its Affiliates in any material respect;
(iii)    The Final Earnout Statement and its calculation of Specified Voluntary GWP shall be final and binding on the parties unless Seller shall, within 45 days following the delivery of the Final Earnout Statement, deliver to Buyer written notice of objection (an “Earnout Dispute Notice”) with respect to the Final Earnout Statement. The Earnout Dispute Notice shall specify in reasonable detail the disputed items on the Final Earnout Statement and describe in reasonable detail the basis for the disputed items and the amount in dispute. Following the delivery of an Earnout Dispute Notice, the parties shall consult with each other with respect to the disputed items and attempt in good faith to resolve the dispute. If the parties are unable to reach agreement within 30 days after delivery of an Earnout Dispute Notice, such dispute shall be resolved in accordance with the same dispute resolution procedures that apply to resolution of disputes with respect to the Final Payment Statement in accordance with Section 2.5(d) and Section 2.5(e), applied mutatis mutandis.
(c)    If the Earnout Amount as finally determined pursuant to Section 2.6(b)(iii) is positive and exceeds the aggregate amount previously paid pursuant to Section 2.6(b)(i), within 30 days of such determination, Buyer shall pay Seller, by wire transfer of immediately available funds to the bank account or accounts designated by Seller to Buyer, an amount equal to (i) the Earnout Amount, minus (ii) any prior payments of the Earnout Amount made to Seller under this Section 2.6. In the event Buyer has paid Seller $25,000,000 under this Section 2.6, the Buyer's obligations under this Section 2.6 shall terminate.
(d)    The parties acknowledge and agree that (i) any Earnout Amount is not guaranteed and is highly speculative and is subject to numerous factors outside of Buyer's and its Affiliates’ control, (ii) any Earnout Amount is payable at a level that reflects strong future performance, (iii) there is no assurance that any Earnout Amount will be achieved and neither Buyer nor any of its Affiliates has promised or projected such achievement and (iv) that subject to their obligations under Section 2.6(e), Buyer, its Affiliates and their respective Representatives shall have sole discretion over the business and operations of the Buyer and its Affiliates (including the Transferred Companies from and after the Closing) and may make business decisions which they believe to be appropriate but in hindsight may directly or indirectly affect the likelihood that any Earnout Amount is payable. The right to receive any Earnout Amount (if any) hereunder (A) is solely a contractual right and is not a security, (B) is solely represented by this Agreement and is not represented by any certificate, instrument or other delivery, (C) shall confer upon Seller, WIMC or any of their respective Affiliates only the rights of a general unsecured creditor under Applicable Law, (D) does not give Seller, WIMC or any of their respective Affiliates any dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of equity securities of the Buyer, its Affiliates (including the Transferred Companies from and after the Closing), or any other Person, (E) is not redeemable and (F) may not be transferred, assigned, conveyed, gifted, pledged or otherwise hypothecated by Seller.
(e)    Buyer and its Affiliates shall (i) act in good faith and use their commercially reasonable efforts which, for these purposes, shall mean the efforts typically used by Buyer and its Affiliates in developing, launching, marketing, selling and otherwise promoting other new insurance products (as such efforts might be reasonably adapted for purposes of promoting this product) to produce Specified Voluntary GWP in an amount such that the Earnout Amount equals $25,000,000, (ii) without limiting the foregoing, not take any action, the sole purpose of which, is to reduce and eliminate Buyer's obligations under this Section 2.6., and (iii) that from and after the Closing Date until the final determination of the Earnout Amount in accordance with Section 2.6(b), maintain the books and records contemplated by Section 2.6(b) such that they are complete and accurate in all material respects. Subject to the foregoing, the parties acknowledge and agree that Buyer and its Affiliates (including the Transferred Companies from and after the Closing) shall have the power and right to control all aspects of their business and operations.
(f)    Seller and its Affiliates shall, and shall cause each of their Representatives to, maintain in confidence any information derived from the books and records contemplated by Section 2.6(b) in accordance with their obligations under Section 4.3(c); provided, that the term of such obligations under Section 4.3(c) with respect to such information shall survive for a period of three years after the expiration of the Reference Period.
(g)    Buyer will give Seller notice thereof promptly following the first date when Buyer or one of its Affiliates starts writing Specified Voluntary GWP.
SECTION 2.7.    Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer shall be entitled to deduct and withhold from the Purchase Price or any other payment made by it under this Agreement such amounts as it is required to deduct and withhold under Applicable Law. Buyer agrees to provide notice to Seller at least five (5) Business Days in advance of the Closing Date of the nature and type of any anticipated Tax withholding in respect of the Purchase Price, and Buyer shall cooperate with Seller in good faith to minimize the amount of any applicable withholding. To the extent that amounts are deducted and withheld by Buyer, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES
SECTION 3.1.    Representations and Warranties of Seller. Subject to and as qualified by the matters set forth in the Disclosure Schedule, Seller and WIMC represent and warrant, jointly and severally, to Buyer as of the date hereof and as of the Closing Date as follows:
(a)    Organization, Standing and Corporate Power.
(i)    Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. WIMC is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland.
(ii)    Each of the Companies (A) is an organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (B) has the requisite corporate or other entity power and authority to own, lease or otherwise hold the assets, rights and properties owned, leased or otherwise held by it and to carry on the activities it currently conducts in connection with its business as it is being conducted as of the date hereof, and (C) is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except, in the case of clause (C), where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material.
(iii)    Seller has made available to Buyer true, complete and correct copies of the certificate of formation, the certificate of incorporation, the operating agreement and bylaws (or other organizational documents), as applicable, each as amended to date (collectively, the “Organizational Documents”), of each of the Companies. The Organizational Documents that have been so delivered are in full force and effect.
(b)    Capital Structure. The issued and outstanding shares of capital stock of GTIH as of the date hereof consist of 100 shares of common stock, which constitute the Shares. All of the Shares have been duly authorized, are validly issued and fully paid and non-assessable, and Seller is the record and beneficial owner of 100% of the Shares, free and clear of all pledges, mortgages, liens, charges, encumbrances and security interests of any kind (collectively, “Liens”) except, as of the date hereof, as set forth in Section 3.1(b) of the Disclosure Schedule. With the exception of the Shares, there are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the shares of capital stock of GTIH or obligating GTIH to issue or sell any shares of capital stock of, or any other interest in, GTIH. GTIH does not have outstanding or authorized any interest appreciation, phantom interest, profit participation or similar rights. There are no voting trusts, membership agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares. Assuming Buyer has the requisite power and authority to be the lawful owner of the Shares, upon consummation of the transactions contemplated by this Agreement, Buyer shall own all of the Shares, free and clear of all Liens. All of the Shares were issued in compliance with Applicable Law. None of the Shares were issued in violation of any agreement, arrangement or commitment to which Seller is a party or is subject to or in violation of any preemptive or similar rights of any Person.
(c)    Subsidiaries. There are no Subsidiaries of GTIH other than GTIA, GTN and GTR. None of GTIA, GTN or GTR own any securities of any other entity. The capitalization of each of the Transferred Companies is as set forth in Section 3.1(c) of the Disclosure Schedule. Except as contemplated by the Dividend, all the outstanding shares of capital stock and other securities of each Subsidiary of GTIH are owned, directly or indirectly, by GTIH, free and clear of all Liens. All outstanding shares of capital stock of each Transferred Company are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any capital stock or other ownership interests of any Transferred Company pursuant to the Organizational Documents of the applicable Transferred Company or any agreement to which Seller or the applicable Transferred Company is a party. There are not any securities, options, warrants, rights, commitments or agreements of any kind to which Seller or any of its Affiliates (including the Transferred Companies) is a party or by which any of them is bound obligating any of them to issue, sell, repurchase, redeem, acquire or deliver shares of capital stock or other securities of any Transferred Company.
(d)    Authority. Each Seller Party has the requisite corporate power or other applicable organizational authority to enter into the Transaction Documents to which it is or is to be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by each Seller Party of the Transaction Documents to which it is or is to be a party, the performance by it of its obligations thereunder and the consummation by each Seller Party of the transactions contemplated thereby have been duly authorized by all necessary corporate, limited liability company or other similar organizational action on the part of such Seller Party. Each of the Transaction Documents to which a Seller Party is a party has been (or as of the Closing will be) duly executed and delivered by such Seller Party and, assuming such Transaction Document constitutes a valid and binding agreement of the other parties thereto, constitutes, or upon execution and delivery thereof will constitute, a valid and binding obligation of such Seller Party, enforceable against such Seller Party in accordance with its terms, except that such enforcement may be subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) general equitable principles, including that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses or other general equity principles and to the discretion of the court before which any proceeding therefor may be brought (the “Enforceability Exceptions”).
(e)    Noncontravention; Consents. Provided that all consents, approvals, authorizations and other actions described in Section 3.1(e) of the Disclosure Schedule have been obtained or taken, the execution and delivery of the Transaction Documents by each Seller Party that is a party thereto do not, the performance by it of its obligations thereunder will not, and the consummation of the transactions contemplated thereby by such Seller Party will not, (i) violate or conflict with any of the provisions of the Organizational Documents of any Seller Party, (ii) subject to the matters referred to in the next sentence, conflict with, result in a material breach of or default (or event which, with the giving of notice or lapse of time or both, would constitute a default) under, require consent, approval or authorization under, give rise to a right of termination, acceleration or cancellation under, or result in the creation of any Lien on any property, right or asset of any Company under, any Contract to which any Company is a party, (iii) subject to the matters referred to in the next sentence and except as otherwise set forth in Section 3.1(e) of the Disclosure Schedule, violate or conflict with any Applicable Law or Governmental Order applicable to any Company or by which any of them or any of their respective material properties, assets or rights is bound or subject, or (iv) result in a material breach or violation of any of the terms or conditions of, result in a default under, or otherwise cause an impairment or revocation of, any Permit used in the Business. No material consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to any Seller Party in connection with the execution and delivery of any Transaction Document by any Seller Party that is a party thereto, the performance by it of its obligations thereunder, or the consummation by the Seller Parties of the transactions contemplated hereby and thereby, except for (i) the filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (ii) the consents, approvals, authorizations, declarations, filings or notices set forth in Section 3.1(e) of the Disclosure Schedule.
(f)    Financial Data.
(i)    Seller has previously made available to Buyer copies of the unaudited consolidating balance sheet of the Transferred Companies in trial balance format as of December 31, 2014, December 31, 2015 and as of November 30, 2016, and the unaudited consolidated income statements of the Companies in trial balance format for the years, and the period then ended (the “Financial Data”). The Financial Data has been prepared (A) from, and in accordance with, the books and records of WIMC, which books and records have been maintained (x) in accordance with generally accepted accounting principles in the United States (“GAAP”), applied on a consistent basis throughout the periods indicated, and (y) on a basis consistent with the past practices of WIMC, and (B) in conformity with WIMC’s accounting practices and principles used for internal financial reporting purposes with respect to the Transferred Companies applied on a consistent basis. All general ledger accounts of the Transferred Companies that have been used in the compilation of the Financial Data as of and for the years ended December 31, 2014 and December 31, 2015 and the period ended November 30, 2016 are set out in Section 3.1(f)(i) of the Disclosure Schedule under the heading “Pre-Closing Accounts” (such accounts, the “Pre-Closing Accounts”). All such Pre-Closing Accounts that will remain the responsibility of the Transferred Companies after the Closing are set out in Section 3.1(f)(i) of the Disclosure Schedule under the heading “Post-Closing Accounts” (such Pre-Closing Accounts, the “Post-Closing Accounts”). The Post-Closing Accounts for which Seller shall retain the balances as of the Closing (whether positive or negative) are set out in Section 3.1(f)(i) of the Disclosure Schedule under the heading “Seller Retained Balances” (such Post-Closing Accounts, the “Seller Retained Balances”). The Post-Closing Accounts for which the Transferred Companies shall continue to be responsible as of and after the Closing (whether positive or negative) are set out in Section 3.1(f)(i) of the Disclosure Schedule under the heading “Transferred Company Balances” (such Post-Closing Accounts, the “Transferred Company Balances”). The amounts of the Post-Closing Accounts have been calculated in accordance with GAAP consistently applied, are accurate in all material respects and fairly present in all material respects the financial position of the Post-Closing Accounts as of and for the years ended December 31, 2014 and December 31, 2015 and the period ended November 30, 2016. The designation of a Pre-Closing Account as a Post-Closing Account or of a Post-Closing Account as a Seller Retained Balance or a Transferred Company Balance shall not limit or alter any indemnification obligation under Article VII or VIII.
(ii)    GTR does not prepare standalone financial statements, other than a trial balance prepared for inclusion in the consolidating trial balance of the Transferred Companies and in GTR’s Tax Returns. GTR does not have any restricted cash requirements.
(iii)    Except as set forth in Section 3.1(f)(iii) of the Disclosure Schedule, none of the Transferred Companies has any outstanding Indebtedness.
(iv)    The books and records of the Transferred Companies have been maintained in all material respects in accordance with Applicable Law.
(v)    WIMC maintains a system of internal controls over financial reporting sufficient, in all material respects, to provide reasonable assurance regarding the (i) reliability of the financial reporting of WIMC and (ii) preparation of financial statements for WIMC’s external purposes in accordance with GAAP.  There are no material weaknesses or significant deficiencies (as defined by PCAOB Auditing Standard No. 5) in the internal controls over financial reporting of WIMC with respect to the Business or with respect to its mortgage servicing operations.
For the avoidance of doubt, references to “materiality” in this Section 3.1(f), shall be with respect to the results, position and operations of the Business of the Transferred Companies, taken as a whole.
(g)    No Undisclosed Liabilities. None of the Transferred Companies has any material liability that would be required to be reflected in a consolidated balance sheet (or the notes thereto) of such Transferred Companies prepared in accordance with GAAP except (i) those liabilities provided for, reflected, reserved against and disclosed (in each case specifically) in the Post-Closing Accounts, (ii) liabilities disclosed in Section 3.1(g) of the Disclosure Schedule, (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2015 and (iv) liabilities resulting from claims under reinsurance agreements between GTR and any Affiliate of Buyer.
(h)    Absence of Certain Changes or Events. Except as disclosed in Section 3.1(h) of the Disclosure Schedule, from December 31, 2015 through the date hereof, (i) the Companies have conducted their business in the ordinary course of business consistent with past practice in all material respects, (ii) there has not been any event or change having, or that would reasonably be expected to have, a Material Adverse Effect and (iii) none of the Companies nor any of their Affiliates has taken any action or failed to take any action that would have resulted in a breach of Section 4.1 of this Agreement, had Section 4.1 been in effect since December 31, 2015.
(i)    Employees and Benefit Plans.
(i)    Section 3.1(i)(i)(A) of the Disclosure Schedule contains a true and complete list of each Company Benefit Plan and, separately, each material Seller Benefit Plan, identifying each as a Company Benefit Plan or a Seller Benefit Plan. No Benefit Plan is or has ever been subject to Title IV of ERISA. Each Benefit Plan has been, and is, maintained and administered in respect of current or former Employees in all material respects in compliance with the terms thereof and applicable requirements of ERISA, the Code and other Applicable Law. No event has occurred and no condition exists that would reasonably be expected to subject any of the Transferred Companies to any Tax, fine, lien, penalty, or other liability imposed by ERISA or the Code due to the establishment and maintenance of any Benefit Plan. The Transferred Companies and their Subsidiaries do not have any ERISA Affiliate Liability. No Benefit Plan is maintained outside the jurisdiction of the United States, or covers (or has covered) any current or former Employees or service providers of the Transferred Companies who primarily reside or whose services are performed primarily outside the United States.
(ii)    There is no pending, or to the Knowledge of Seller, threatened, action, suit, proceeding, hearing or claim relating to any Benefit Plan (other than routine claims for benefits) by or in respect of any current or former Employee. As of the date hereof, no Benefit Plan is subject to any pending, or to the Knowledge of Seller, threatened, audit, investigation, examination, suit, proceeding, hearing or claim by the Internal Revenue Service, the Department of Labor or any other Governmental Entity.
(iii)    (A) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the Internal Revenue Service covering all of the provisions applicable to the Benefit Plan for which determination letters are currently available that the Benefit Plan is so qualified and each trust established in connection with any Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the Internal Revenue Service that it is so exempt and (B) no event has occurred or circumstance exists that could reasonably be expected to give rise to disqualification or loss of tax-exempt status, or the imposition of any penalty or liability with respect to the qualified status, of any such Benefit Plan or trust.
(iv)    None of the Transferred Companies or their Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to Employees and, to the Knowledge of Seller, there are not, and have not been in the past three years, any activities or proceedings of any labor union to organize any Employees. To the Knowledge of Seller, (A) there is no unfair labor practice charge or complaint pending before any applicable Governmental Entity relating to any of the Transferred Companies or their Subsidiaries or any current Employee; (B) there is no labor strike, material slowdown or material work stoppage or lockout pending or threatened against or affecting the Transferred Companies or their Subsidiaries, and the Transferred Companies and their Subsidiaries have not experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to Employees; (C) there is no representation claim or petition pending before any applicable Governmental Entity, and no question concerning representation exists, relating to the Employees; (D) there are no charges with respect to or relating to any of the Transferred Companies or their Subsidiaries pending before any applicable Governmental Entity responsible for the prevention of unlawful employment practices; and (E) there are no actions, suits, proceedings, hearings, claims or disputes pending or threatened against the Transferred Companies or their Subsidiaries by or with respect to any Employee.
(v)    The Transferred Companies and their Subsidiaries are in compliance in all material respects with all Applicable Laws relating to employment, including all Applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of Employees as exempt or non-exempt or as employees or independent contractors, immigration matters, and the collection and payment of withholding and/or social security Taxes. None of the Benefit Plans provides for medical or life insurance benefits to former Employees (other than as required under Section 4980B of the Code, Section 601 of ERISA or similar state Applicable Law or at the expense of the participant or the participant’s beneficiary).
(vi)    The Transferred Companies and their Subsidiaries have in all material respects properly classified for all purposes (including for all Tax purposes and for purposes of determining eligibility to participate in any employee benefit plan) all current and former Employees, and have in all material respects withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by current and former Employees to the Transferred Companies and their Subsidiaries.
(vii)    Except as set forth on Section 3.1(i)(vii) of the Disclosure Schedule or as required by Applicable Law, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or together with any other events) will (i) result in any material payment or benefit under any Benefit Plan becoming due, (ii) increase any benefits otherwise payable to any Employee under any Benefit Plan or trigger any funding obligation to any Benefit Plan, (iii) result in any loan forgiveness to any Employee, (iv) result in the acceleration of the time of, or otherwise secure the funding of, payment or vesting of any such benefits, or (v) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that, individually or in combination with any other such payment, constitutes an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(viii)    (i) Each Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code complies in all material respects in form and operation with Section 409A of the Code and the regulations thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code, (ii) each Benefit Plan that constitutes a “nonqualified deferred compensation plan” of a “nonqualified entity” within the meaning of Section 457A of the Code complies in all material respects in form and operation with Section 457A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 457A of the Code, and (iii) the Transferred Companies do not have any indemnity obligation for any Taxes imposed under Sections 4999, 409A, or 457A of the Code.
(j)    Taxes. Except as disclosed in Section 3.1(j) of the Disclosure Schedule:
(i)    WIMC is the common parent of an Affiliated Group of corporations eligible to file consolidated federal income Tax Returns, of which each of GTIH, GTIH III and GTIA is a member. From July 1, 2011 (or, in the case of GTIH, its date of formation) through the Closing Date, WIMC has included (or, with respect to the taxable year ending on the Closing Date, will include) GTIH, GTIH III and GTIA in its consolidated federal income Tax Return as a member of the Affiliated Group of which WIMC is the common parent. Since January 1, 2006, GTR has filed a U.S. federal income Tax Return on a standalone basis and has not been part of a consolidated federal income Tax Return, other than the period covering January 1, 2011 through June 30, 2011 when GTR was included in a consolidated federal income Tax Return with GTIH III. No Transferred Company is, nor since July 1, 2011 has been, a member of any other Affiliated Group filing a consolidated United States federal income Tax Return. No Transferred Company has any liability for the Taxes of any Person by Contract (other than any Contract entered into in the ordinary course of business not primarily related to Taxes), as a transferee, successor or otherwise, except under Applicable Law as a result of being a member of the Affiliated Group of which WIMC is the common parent.
(ii)    (A) All Tax Returns required to be filed by, with respect to, or filed on behalf of each of the Transferred Companies (including, for the avoidance of doubt, any Tax Return required to be filed with respect to an Affiliated Group) have been properly prepared and duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) with the appropriate Tax Authority in all jurisdictions in which such Tax Returns are required to be filed, and are correct and complete in all material respects, and (B) all Taxes, including any Taxes for which any of the Transferred Companies may be liable under Treasury Regulations Section 1.1502‑6 (or analogous state or foreign provisions) by virtue of having been a member of any Affiliated Group (or other group filing on a combined or unitary basis) at any time on or prior to the Closing Date (whether or not required to be shown on such Tax Returns) required to be paid by or with respect to any Transferred Company on or prior to the Closing Date have been timely and fully paid to the appropriate Governmental Entity.
(iii)    Each of the Transferred Companies has complied with all Applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld on all amounts paid or deemed paid in connection with any employee, independent contractor, creditor, stockholder or other party.
(iv)    No deficiencies for any Taxes have been proposed, asserted or assessed in writing against or with respect to any Company. No Taxes with respect to any Transferred Company are currently under audit, examination or investigation by any Governmental Entity or the subject of any judicial or administrative proceeding and, except as disclosed in Section 3.1(j)(iv) of the Disclosure Schedule, since January 1, 2011, no Transferred Company has been subject to an audit that has since been closed. No Transferred Company or any Affiliate thereof has received a Tax opinion with respect to any transaction other than a transaction in the ordinary course of business. No agreement, waiver or other document or arrangement is currently in effect extending the period for assessment or collection of Taxes (including any applicable statute of limitation) by or on behalf of any Transferred Company, and no written power of attorney with respect to any Taxes has been filed or entered into with any Governmental Entity. No jurisdiction (whether within or without the United States) in which any Transferred Company has not filed a particular type of Tax Return or paid a particular type of Tax has asserted that such Transferred Company is required to file such Tax Return or pay such type of Tax in such jurisdiction and no Transferred Company is treated or has been treated for Tax purposes as a resident in a country other than the country of its organization (excluding GTR, but only with respect to the United States) and no Company has, or has had, a branch, agency or permanent establishment for Tax purposes in a country other than the country of its organization. No claim has been made by a Tax Authority that a Transferred Company may be subject to taxation in a jurisdiction where Tax Returns are not filed by or on behalf of such Transferred Company.
(v)    None of the Transferred Companies is a party to any agreement dealing primarily with Tax sharing, allocation, indemnity or distribution pursuant to which it will have any obligation to make any payments after the Closing, other than (A) any agreement between or among only two or more of the Transferred Companies or (B) any agreement entered into in the ordinary course of business not principally related to Taxes. No Transferred Company has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local law), in either case that would be binding upon any Transferred Company after the Closing Date.
(vi)    There are no Liens for Taxes as a result of any unpaid Taxes upon the assets of any Transferred Company except for Taxes not yet due and payable that may be due under the ordinary course Business of a Transferred Company.
(vii)    During the past two years, none of the Transferred Companies has been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A). No Transferred Company is a direct or indirect beneficiary of a guarantee of Tax benefits or any other arrangement that has the same economic effect (including an indemnity from a seller or lessee of property, or other insurance) with respect to any transaction or Tax opinion. No Transferred Company is a party, directly or indirectly, to a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulation Section 1.6011-4(b)(1).
(viii)     No Transferred Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (B) installment sale or open transaction disposition made on or prior to the Closing Date, (C) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign law) made with respect to any Pre-Closing Tax Period, (D) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date, (E) intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or similar provision of state, local or non-U.S. law) or (F) prepaid amount received on or prior to the Closing Date.
(ix)    Since January 1, 2006, GTR has had in effect a valid election under Section 953(d) of the Code and the Treasury Regulations issued thereunder to be treated as a domestic corporation (as such term is used in such Section of the Code). Since January 1, 2006, GTR has been taxed as a life insurance company (as such term is used in Section 816 of the Code).
(x)    No Transferred Company is disregarded as an entity for Tax purposes. With respect to each entity in which any of the Transferred Companies owns an equity interest and which is treated as a partnership or a disregarded entity for U.S. federal income Tax purposes, such entity’s Tax year will end on the Closing Date.
(k)    Compliance with Applicable Laws.
(i)    Except as disclosed in Section 3.1(k)(i) of the Disclosure Schedule, each of the Companies is, and at all times since December 31, 2013 has been, in compliance with all Applicable Laws with respect to the conduct of the Business in all material respects. Except as disclosed in Section 3.1(k)(i) of the Disclosure Schedule, no Company has at any time since December 31, 2013 received any written notice or other written communication or, to the Knowledge of Seller, oral communication from any Governmental Entity or has paid or incurred any penalty or fine imposed by a Governmental Entity, in each case, regarding any actual or alleged violation of, or failure on the part of the Companies to comply with, any Applicable Laws, in each case other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Entity or that is no longer being pursued by such Governmental Entity following a response by the relevant Company.
(ii)    Each of the Companies owns, holds, possesses or lawfully uses in its business all material permits, licenses, approvals, authorizations, consents, registrations and similar documents of and from all Governmental Entities (collectively, “Permits”) necessary for the conduct of its business as now conducted or the ownership and use of its assets or properties, in compliance with all Applicable Laws. All such Permits are valid and in full force and effect. Each of the Companies is, and at all times since December 31, 2013 has been, in material compliance with all of the terms of each such Permit. With respect to the Permits of the Companies, none of the Companies has at any time since December 31, 2013 received any written notice (except for notices that are subject to cure) or other written communication or, to the Knowledge of Seller, oral communication from any Governmental Entity regarding (A) any actual, proposed, alleged or potential material violation or failure to comply with, the terms and requirements of any such Permit, or (B) any revocation, suspension or termination of, or material modification to, any such Permit, in each case other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Entity, that is no longer being pursued by such Governmental Entity following a response by the relevant Company.
(iii)    Since January 1, 2013, each Company has filed all material reports, statements, documents, registrations, filings or submissions required to be filed by such Company with any Governmental Entity to the extent they relate to the Business. All such registrations, filings and submissions were in compliance with Applicable Law when filed or as amended or supplemented, and no deficiencies have been asserted by any Governmental Entity with respect to such registrations, filings or submissions that have not been satisfied.
(l)    Litigation. Except as set forth in Section 3.1(l) of the Disclosure Schedule, there is no Action by any Person, or by or before (or any investigation by) any Governmental Entity, pending or, to the Knowledge of the Seller, threatened against or affecting (a) the Companies, or any of their respective properties or rights, (b) the transactions contemplated in the Transaction Documents, or (c) Seller’s or the Companies’ ability to comply with or perform their respective covenants or obligations under this Agreement or the other Transaction Documents to which it is, or will be a party. Except as set forth in Section 3.1(l) of the Disclosure Schedule, there is no Governmental Order outstanding against any Company or any of its assets, properties or Business under which any Company has any continuing obligation.
(m)    Contracts. Section 3.1(m) of the Disclosure Schedule sets forth a list of all Material Contracts as of the date hereof. For purposes of this Agreement, “Material Contracts” means all of the following Contracts to which any Company is a party or by which any of the Companies’ respective assets are bound (other than any Company Benefit Plan or Contracts with Insurance Carrier Clients):
(i)    Contracts (A) containing any provision or covenant limiting the ability of any Company to engage in any line of business, to compete with any Person, to do business in any geographic area or during any period of time, or to market, sell or administer any insurance policies, in each case except for Contracts that limit the ability of any Company to solicit the employment of or hire individuals employed by other Persons, (B) containing any exclusivity obligations or restrictions that would be binding on any Company or its Affiliates or (C) containing any “most favored nations” or similar provisions;
(ii)    mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit to any Company or the direct or indirect guarantee by any Company of any obligation for borrowed money of any Person or any other liability of any Company in respect of indebtedness for borrowed money of any Person or any Contracts in respect of any other Indebtedness;
(iii)    Contracts with the material vendors (measured by total annual payments made to vendors) of the Companies, taken as a whole, for the year ended December 31, 2015; other than enterprise-wide purchasing arrangements to which no Company is a party;
(iv)    any Contract pursuant to which any Company has the right to occupy real property;
(v)    (A) any contract between any Company, on the one hand, and Seller or any Affiliate of Seller (other than a Transferred Company), on the other hand and (B) any contract between any Company, on the one hand, and any director or officer (or any Affiliate of a director or officer (other than any Company)), on the other hand;
(vi)    any Contract to which the Company is a party that provides for any joint venture, partnership or similar arrangement (including any agreement providing for joint research, development or marketing) binding on any Company;
(vii)    any contract under which any Company may become obligated to pay any brokerage or finder’s or similar fees or expenses in connection with the transactions contemplated hereby;
(viii)    any collective bargaining agreement;
(ix)    any employment agreements, any severance arrangements or agreements with any independent contractor who is a natural person;
(x)    any Contract to which any of the Companies is a party or by which any of them is bound restricting or granting rights to use or practice rights under Intellectual Property that is material to the Business;
(xi)    any Contract pursuant to which any third Person provides support or maintenance for IT Systems material to the Business (other than off-the-shelf Software);
(xii)    any Contract pursuant to which any material operational function of the Business is outsourced to or otherwise performed by a third Person (other than Seller or any Affiliate of Seller);
(xiii)    any Contract relating to acquisitions or dispositions consummated by any of the Companies with unaffiliated third Persons since January 1, 2013, or pending as of the date hereof, of the assets comprising an operating business of any such third Person or the capital stock, other equity interests or real property of any such third Person, and any Contract containing any earn-out or similar contingent payment obligations that have not been satisfied in full;
(xiv)    any other Contract of any Company providing for the provision of goods or services involving consideration paid or required to be paid in excess of $100,000 annually or $500,000 in the aggregate over the term of the contract;
(xv)    any Contract pursuant to which any Company has an obligation to make an investment in or loan to any other Person, other than a Group Company;
(xvi)    any Contract evidencing a settlement or compromise of any Action;
(xvii)    any Contract including a pledge or a commitment to pledge any assets of any Company; and
(xviii)    any reinsurance or retrocession treaty or agreement to which a Company is a party.
True and complete copies in all material respects of each of the Material Contracts, in each case including all amendments and addenda thereto and in effect as of the date hereof, have been made available to Buyer prior to the date hereof. Each of the Material Contracts (A) constitutes a valid and binding obligation of the applicable Company and, to the Knowledge of Seller, each other party thereto, enforceable against the applicable Company and, to the Knowledge of Seller, each other party thereto in accordance with its terms, subject to the Enforceability Exceptions and (B) is in full force and effect. No Company nor, to the Knowledge of Seller, any other Person that is a party thereto, is (or, with the giving of notice or the lapse of time or both, will be) in any material respect, in violation or breach of or default under any of the Material Contracts. No Company has received written or, to the Knowledge of Seller, oral notice of cancellation of any Material Contract. There exists no material breach, default or event of default with respect to any Material Contract on the part of any Company or, to the Knowledge of Seller, any other party thereto.
(n)    Employee Agents. Each employee or officer of GTIA (the “Agency”) acting as an Insurance Producer on behalf of such Agency (each, an “Employee Agent”) is, and during the past 36 months in which such employee or officer has acted as an Insurance Producer on behalf of such Agency has been, duly registered with and/or licensed by the appropriate Governmental Entity in jurisdictions requiring such registration and/or license for the business such Employee Agent conducts or has conducted as an Insurance Producer on behalf of such Agency. Section 3.1(n) of the Disclosure Schedule sets forth a true and complete list of the Employee Agents as of the date hereof. To the Knowledge of the Seller, no such Employee Agent is in material violation of any Applicable Law applicable to the brokering, writing, sale or production of the business of the Agency or has breached the terms of any applicable agency or broker contract. Since December 31, 2012, there has not been a proceeding and there is no proceeding pending or, to the Knowledge of Seller, threatened, to suspend, revoke or limit any such license or registration. To the Knowledge of Seller, no Person, other than an Employee Agent, is acting as an Insurance Producer for or on behalf of an Agency.
(o)    Insurance Carrier Clients. Section 3.1(o) of the Disclosure Schedule sets forth the five largest non-affiliated Insurance Carrier Clients (measured by premium dollar volume) of GTIH and its Subsidiaries (on a consolidated basis) for the 12-month period ended December 31, 2014 and the 12-month period ended December 31, 2015, and the amount of business done with each such Insurance Carrier Client. Except as disclosed in Section 3.1(o) of the Disclosure Schedule, since January 1, 2014, no such Insurance Carrier Client has (i) terminated, cancelled, not renewed or materially reduced the amount of business it transacts with the Companies or (ii) given notice to any Company in writing or, to the Knowledge of Seller, orally that it intends to terminate, cancel, not renew or materially reduce the amount of business it transacts with the Companies.
(p)    Intellectual Property.
(i)    Section 3.1(p)(i) of the Disclosure Schedule sets forth a true, complete and correct list of unregistered Owned Intellectual Property that is material to the Business (other than Trade Secrets). The Intellectual Property set forth in Section 3.1(p)(i) of the Disclosure Schedule is owned free and clear of Liens other than Permitted Liens, is subsisting and, to the Knowledge of Seller, is valid and enforceable.
(ii)    Since January 1, 2012, (A) the conduct of the Business has not been and is not infringing, misappropriating, diluting or violating Intellectual Property rights owned by any third parties, (B) to the Knowledge of Seller, none of the Owned Intellectual Property has been or is being infringed, misappropriated, diluted, violated or otherwise used or made available for use by any Person without a license or permission from Seller or the Companies, (C) none of the Companies has received any written notice that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights owned by any third Person, (D) the Owned Intellectual Property is not subject to any outstanding judgment, injunction, order, decree or agreement, and (E) there are no claims pending or to the Knowledge of Seller, threatened, alleging any such infringement, misappropriation, dilution or violation.
(iii)    Seller and its Affiliates (including the Transferred Companies) have taken all actions reasonably necessary to maintain the secrecy of all confidential Intellectual Property used in the Business.
(iv)    The Transferred Companies do not have any registered Owned Intellectual Property.
(q)    Real Property. The Transferred Companies do not currently own, and since July 1, 2011 have not owned, any real property. Section 3.1(q) of the Disclosure Schedule sets forth a list of all real property occupied by any of the Companies (the “Leased Real Property”) and also identifies each lease or sublease under which such real property is occupied by such Companies. The Affiliate of Seller that is a party to any such lease has a valid and enforceable leasehold interest in the Leased Real Property, free and clear of all Liens other than Permitted Liens and subject to the Enforceability Exceptions. Seller has not received written notice of any default under any lease and no material breach or default exists with respect to any lease covering the Leased Real Property on the part of the applicable Affiliate and, to the Knowledge of Seller, no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default. The Leased Real Property constitutes all of the real property currently occupied by the Transferred Companies in the operation of their respective businesses and operations.
(r)    Environmental Matters. There are no pending or, to the Knowledge of Seller, threatened Actions against any of the Transferred Companies that seek to impose, or that are reasonably likely to result in, any material liability or obligation of any of the Transferred Companies under any Applicable Law concerning worker health and safety, pollution or the protection of the environment or human health as it relates to the environment and (ii) none of the Companies is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation on such entity with respect to any of the foregoing.
(s)    Sufficiency of Assets. Except as set forth in Section 3.1(s) of the Disclosure Schedule and subject to the receipt of all approvals or authorizations of Governmental Entities as set out in Section 3.1(e) of the Disclosure Schedule and subject to the receipt of all third party consents as set out in Section 3.1(e) of the Disclosure Schedule and the continued employment of all Employees immediately after the Closing, the assets, rights, properties and services of the Transferred Companies or made available to Buyer and its Affiliates pursuant to this Agreement and the other Transaction Documents will, as of the Closing, comprise assets, rights, properties and services that are sufficient in all material respects to permit the Transferred Companies to operate the Business immediately following the Closing Date in substantially the same manner as conducted immediately prior to the Closing.
(t)    Data Protection and Privacy; IT Systems.
(i)    Since January 1, 2013, Seller and the Transferred Companies with respect to the Business have been and are in compliance in all material respects with any and all applicable Privacy and Data Security Laws. The conduct of the Business as currently conducted complies with any contractual obligations that govern the use, collection, storage, disclosure and transfer of any personally identifiable information in all material respects.
(ii)    The Transferred Companies own or have a valid right to access and use the IT Systems. The IT Systems (i) are adequate and suitable for the purposes for which they are being used or held for use, and (ii) do not contain any “malware” that would reasonably be expected to materially interfere with the ability of the Transferred Companies to conduct the Business. Seller and its Affiliates (including the Transferred Companies) have implemented, maintain, and comply with commercially reasonable business continuity and backup and disaster recovery plans and procedures with respect to the IT Systems. Since January 1, 2013, there has been no failure, unauthorized access or use, or other adverse event affecting any of the IT Systems that has caused or would reasonably be expected to cause any material disruption to the conduct of the Business.
(u)    GTN and GTIII.
(i)    GTN does not conduct any material business operations and, except for the Contracts set forth in Schedule 4.14(i) of the Disclosure Schedule (each of which GTN shall seek to be released from in accordance with the terms and conditions of Section 4.14), does not own, lease or otherwise have any right to any assets or property of any kind that are necessary for the operation of the Business. The Transferred Companies are not responsible for any liabilities or obligations of GTN. Seller will cause GTIA to have the benefit of all renewal rights, if any, as of the Closing in connection with the Business with respect to GTN.
(ii)    GTIII does not conduct any Business operations and does not own, lease or otherwise have any right to any assets or property of any kind that are necessary for the operation of the Business. The Transferred Companies are not responsible for any liabilities or obligations of GTIII.
(v)    Insurance.  All current property and liability insurance policies covering the Transferred Companies are in full force and effect, all premiums due and payable thereon have been paid and no notice of cancellation or termination has been received with respect to any such policy.  Neither Seller nor any of its Affiliates maintains any self-insurance arrangement with respect to the Transferred Companies.
(w)    Brokers. Seller is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement or any of the Transaction Documents based upon arrangements made by or on behalf of Seller or any Affiliate.
(x)    PWC Opinions. As of the Closing, WIMC or a Subsidiary has received the PWC Opinions in substantially the form attached as Exhibit H, and has not received any amendment thereto or any other written opinion or advice from PricewaterhouseCoopers, in each case that modifies, amends or otherwise contradicts the opinions expressed therein in any significant respect.
SECTION 3.2.    Representations and Warranties of Buyer. Subject to, and as qualified by the matters set forth in, the Buyer Disclosure Schedule, Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:
(a)    Organization and Standing. Each Buyer Party is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.
(b)    Authority. Each Buyer Party has the requisite corporate power or other applicable organizational authority to enter into the Transaction Documents to which it is (or is to be) a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by each Buyer Party of the Transaction Documents to which it is (or is to be) a party, the performance by it of its obligations thereunder and the consummation by each Buyer Party of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of such Buyer Party. Each of the Transaction Documents to which a Buyer Party is a party has been (or as of the Closing will be) duly executed and delivered by such Buyer Party and, assuming such Transaction Document constitutes a valid and binding agreement of the other parties thereto, constitutes, or upon execution and delivery thereof will constitute, a valid and binding obligation of such Buyer Party, enforceable against such Buyer Party in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions.
(c)    Noncontravention; Consents. Provided that all consents, approvals, authorizations and other actions described in Section 3.2(c) of the Buyer Disclosure Schedule have been obtained and taken, the execution and delivery of the Transaction Documents by each Buyer Party that is a party thereto do not, the performance by it of its obligations thereunder will not, and the consummation of the transactions contemplated thereby by such Buyer Party will not, (i) violate or conflict with any of the provisions of the Organizational Documents of any Buyer Party, (ii) subject to the matters referred to in the next sentence, conflict with, result in a material breach of or default (or event which, with the giving of notice or lapse of time or both, would constitute a default) under, require consent, approval or authorization under, give rise to a right of termination, acceleration or cancelation under, or result in the creation of any Lien on any property, right or asset of Buyer or any of its Subsidiaries under, any agreement, permit, license or instrument to which Buyer or any of its Subsidiaries is a party, (iii) subject to the matters referred to in the next sentence and except as otherwise set forth in Section 3.2(c) of the Buyer Disclosure Schedule, conflict with or violate any Applicable Law or Governmental Order applicable to any Buyer Party or by which any of them or any of their respective material properties, assets or rights is bound or subject, or (iv) result in a material breach or violation of any of the terms or conditions of, result in a default under, or otherwise cause an impairment or revocation of, any Permit of Buyer and its Affiliates. No material consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to any Buyer Party in connection with the execution and delivery of this Agreement by the Buyer Parties, the performance by them of their obligations under any Transaction Document or the consummation by the Buyer Parties of any of the transactions contemplated hereby, except for (i) the filing required under the HSR Act and (ii) the other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 3.2(c) of the Buyer Disclosure Schedule.
(d)    Purchase Not for Distribution. The Shares to be acquired under the terms of this Agreement will be acquired by Buyer for its own account and not with a view to the resale or distribution of any part thereof. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. Buyer acknowledges that the Shares have not been registered under the Securities Act or any state or foreign securities laws. Buyer will not resell, transfer, assign, pledge or otherwise dispose of any Shares, except in compliance with the registration requirements of the Securities Act and any other applicable federal or state securities laws, or pursuant to an available exemption therefrom.
(e)    Compliance with Applicable Laws. Except as disclosed in Section 3.2(e)(i) of the Buyer Disclosure Schedule, each Buyer Party is and has been in compliance with all Applicable Laws and Governmental Orders, except as would not, individually or in the aggregate, reasonably be expected to impair materially the ability of such Buyer Party to consummate any of the transactions contemplated by any Transaction Document to which it is or will be a party or perform its obligations thereunder. Except as disclosed in Section 3.2(e)(ii) of the Buyer Disclosure Schedule, no Buyer Party has received any written notice or other written communication, or, to knowledge of Buyer, oral communication from any Governmental Entity or has paid or incurred any penalty or fine imposed by a Governmental Entity, in each case, regarding any actual or alleged violation of, or failure on the part of such Buyer Party to comply with, any Applicable Laws, in each case other than any such item that would not, individually or in the aggregate, reasonably be expected to impair materially the ability of such Buyer Party to consummate any of the transactions contemplated by any Transaction Document to which it is or will be a party or perform its obligations thereunder.
(f)    Litigation. There is no Action pending or threatened in writing or, to the Knowledge of Buyer, orally against or affecting Buyer or any Affiliate of Buyer that (i) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or (ii) would reasonably be expected to impair materially the ability of any Buyer Party to consummate any of the transactions contemplated by any Transaction Document to which it is or will be a party or perform its obligations thereunder. Neither Buyer nor any of its Affiliates nor, to the Knowledge of Buyer, any officer, director or employee of Buyer or any of its Affiliates has been permanently or temporarily enjoined or barred by any order, judgment or decree of any Governmental Entity from engaging in or continuing any conduct or practice in connection with the business conducted by the Companies or otherwise that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Buyer Party to consummate any of the transactions contemplated by any Transaction Document to which it is or will be a party or perform its obligations thereunder.
(g)    Brokers. Buyer is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any Affiliate.
(h)    Financial Ability. Buyer has access to, and on the Closing Date will have, sufficient funds available to purchase the Shares on the terms and conditions contemplated by this Agreement, to consummate the other transactions contemplated by this Agreement and to pay all associated costs and expenses required to be paid by Buyer.
ARTICLE IV.
COVENANTS
SECTION 4.1.    Conduct of Business of the Companies.
(a)    Except as contemplated or permitted by this Agreement, as required by Applicable Law, as set forth in Section 4.1 of the Disclosure Schedule or as Buyer otherwise consents in advance (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Closing Date, Seller shall cause the Companies to carry on the Business only in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to maintain the current business relationships and goodwill of the Business with Governmental Entities and GSEs (if any), employees and third Persons. Without limiting the generality of the foregoing, from the date of this Agreement to the Closing Date, except as contemplated or permitted by this Agreement, as required by Applicable Law or as set forth in Section 4.1 of the Disclosure Schedule, Seller shall not permit the Companies, without the prior consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), to:
(i)    (A) amend, assign, transfer or waive any rights under any Material Contract, (B) enter into or, other than pursuant to its current terms, extend or terminate any Material Contract outside the ordinary course of business consistent with past practice;
(ii)    acquire, dispose of or transfer any asset of the Companies with a value in excess of $100,000 in the aggregate;
(iii)    (A) split, combine or reclassify any of the Companies’ outstanding Shares, capital stock or equity securities or issue or authorize the issuance of any other stock or securities in respect of, in lieu of or in substitution for Shares, shares or other interests representing any of the Companies’ outstanding equity interests, capital stock or equity securities, (B) whether directly or indirectly, purchase, redeem or otherwise acquire any shares or other interests representing outstanding Shares, equity interests, capital stock or equity securities of the Companies or any rights, warrants or options to acquire any such shares or interests or (C) amend the Organizational Documents, or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, of any of the Companies;
(iv)    issue, sell, grant, pledge or otherwise encumber any shares or other interests representing the capital stock of or equity interests in the Companies, any other voting securities or interests or any securities convertible into or exchangeable for any such shares or interests, or issue, sell, grant or enter into any subscription, warrant, option, conversion or other right, agreement, commitment, arrangement or understanding of any kind, contingent or otherwise, to purchase or otherwise acquire any such shares or interests in any Company, or any securities convertible into or exchangeable for any such shares or interests;
(v)    acquire (by merger, consolidation, acquisition of stock or assets, reinsurance or otherwise) any other Person or substantially all the business or assets or any division of any other Person;
(vi)    (A) increase the compensation (including bonuses) payable or benefits provided on or after the date hereof to any Employee, except as required by any Benefit Plans in effect on the date hereof or Applicable Law, (B) establish or adopt any employment, severance, retention, change in control, deferred compensation, bonus, equity, pension or other compensation or benefit plan or arrangement which, upon its establishment or adoption, would constitute a Benefit Plan, (C) terminate or amend any Benefit Plan, (D) accelerate the vesting or payment of, or fund or in any other way secure payment of compensation or benefits under any Benefit Plan except as required by such Benefit Plan or Applicable Law, (E) hire, engage, promote or terminate any Employee (or any individual who, if hired or engaged, would constitute an Employee) (other than any termination of an Employee for cause as defined in the employment agreement of such Employee in effect as of the date hereof), or (F) enter into a collective bargaining or similar agreement;
(vii)    make any material change in the accounting policies, practices or principles of the Companies, in each case except as may be required by GAAP or Applicable Law;
(viii)    make or authorize any capital expenditures that have not been disclosed to Buyer prior to the date of this Agreement, and that are, in the aggregate, in excess of $50,000;
(ix)    other than intercompany payables incurred in the ordinary course of business consistent with past practice, incur, assume or guarantee any indebtedness for borrowed money or guarantee the obligations of another Person, in the aggregate no more than $50,000;
(x)    make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) trade accounts receivable and (ii) loans and advances to Employees in the ordinary course of business consistent with past practice;
(xi)    enter into any settlement with respect to any Action or Governmental Order applicable to any Transferred Company (except for claims under policies or contracts of insurance or reinsurance in the ordinary course of business consistent with past practice), unless such settlement contemplates only the payment of an amount of money not exceeding $25,000 without ongoing material limits on the conduct or operations of the Business;
(xii)    abandon, modify, waive, terminate or allow to lapse any material Permit of any Transferred Company to the extent relating to the Business;
(xiii)    enter into any Contracts between Seller and its Affiliates (other than the Transferred Companies), on the one hand, and any of the Transferred Companies, on the other hand;
(xiv)    make, change or revoke any election related to Taxes, settle or compromise any Tax liability (other than settlements or compromises of Tax liabilities in the ordinary course of business) or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, enter into any closing agreement related to Tax (other than in the ordinary course of business consistent with past practice), file or amend any Tax Return (but excluding any Consolidated Tax Return), consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or change any taxable period or any Tax accounting method; or
(xv)    enter into a Contract to take any of the foregoing actions.
SECTION 4.2.    Access to Information; Confidentiality.
(a)    Prior to the Closing Date, Seller shall cause the Companies to afford to Buyer and its Representatives reasonable access upon reasonable notice at reasonable times during normal business hours to all of the properties, books, Contracts and records of the Companies and, during such period, Seller shall cause the Companies to furnish to Buyer such information that relates to the business, properties, financial condition, operations, senior personnel and employees of the Companies as Buyer may from time to time reasonably request, other than any such properties, books, Contracts, records and information that (i) are subject to an attorney-client or other legal privilege that would be impaired by such disclosure (after taking into account, and taking reasonable steps to implement, any common interest or other reasonable means to preserve privilege) or (ii) are subject to an obligation of confidentiality; provided, that Seller agrees to use commercially reasonable efforts to obtain a waiver of any such obligation of confidentiality or make other arrangements (including redacting information or entering into joint defense agreements). All requests for access or information pursuant to this Section 4.2 shall be directed to such Person or Persons as Seller shall designate.
(b)    Until the later of the fifth anniversary of the Closing or such time as the information and access described below is no longer reasonably required by Buyer (provided that Seller shall give 30 days’ notice to Buyer prior to destroying any records to permit Buyer, at its expense, to examine, duplicate or repossess such books and records), Seller shall (i) afford promptly to Buyer and its Representatives reasonable access to Seller’s and its Affiliates’ Representatives and to any books and records of the Transferred Companies (or of Seller or any of its Affiliates, other than of the Transferred Companies, to the extent relating to the Business) not transferred by Seller or its Affiliates in accordance with Section 4.9(a) of this Agreement and (ii) provide information with respect to the Transferred Companies in a readily accessible form, in each case, to the extent reasonably required by Buyer for any lawful business purpose, including litigation, disputes, compliance, financial reporting (including financial audits of historical information), loss reporting, regulatory, Tax and accounting matters (including for any such matters related to the Services Agreement), relating to the Transferred Companies, and Seller shall cooperate fully with Buyer and its Representatives to furnish such books and records and information and make available such Representatives; provided that such access be at Buyer’s expense and does not unreasonably interfere with the conduct of the business of Seller. Notwithstanding the foregoing, (x) access to records relating to Taxes shall be governed exclusively by Section 8.4 and (y) Seller shall not be obligated to afford access to any books and records of, or provide any information with respect to, the Transferred Companies that are subject to an attorney-client or other legal privilege that might be impaired by such disclosure (and any such access or provided information shall be subject to the terms of Section 7.9) or in contravention of the terms of any Contract or in violation of any Applicable Law. Seller shall, and shall cause its Affiliates to, implement an internal process to ensure the deletion of all data relating to the Transferred Companies from any computers, hard drives or other similar electronic devices prior to disposing of any such device.
SECTION 4.3.    Confidentiality.
(a)    Seller, Buyer and their respective Affiliates shall not make public the terms or conditions of any Transaction Document or the negotiations relating to any Transaction Document or the transactions contemplated thereby; provided, however, that the foregoing obligation of Seller, Buyer and their respective Affiliates shall not prohibit disclosure of any such information (i) if required by Applicable Law, stock exchange rules, GAAP or any Governmental Entity, (ii) to auditors, GSEs or ratings agencies; provided, that such auditors or ratings agencies are made aware of the provisions of this Section 4.3(a), (iii) to an advisor for the purpose of advising in connection with the transactions contemplated by this Agreement and the other Transaction Documents; provided, that such advisor is made aware of the provisions of this Section 4.3(a), (iv) to the extent that the information has been made public by, or with the prior consent of, the other party and (v) in connection with any Action with respect to this Agreement or any other Transaction Documents; provided, further, that if either party or any of its respective Affiliates becomes legally compelled by Applicable Law, stock exchange rules, GAAP or any Governmental Entity, including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process, to disclose such confidential information, such party shall, to the extent reasonably practicable, (i) provide the other party with prompt written notice of such requirement prior to such disclosure, (ii) allow the other party a reasonable opportunity to comment on such disclosure in advance of such disclosure and (iii) cooperate with such other party and its Affiliates to obtain a protective order or similar remedy to cause such information not to be disclosed. In the event that such protective order or other similar remedy is not obtained, the party compelled to disclose any confidential information shall furnish only that portion of such confidential information that has been legally compelled, and shall exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed information. Notwithstanding the foregoing, nothing in this Section 4.3(a) shall prohibit Seller or Buyer or any of their respective Affiliates from disclosing anything related to the Tax treatment of the transactions contemplated by, or entered into in connection with, the Transaction Documents to any Tax Authority in connection with the filing of any Tax Return or otherwise interacting with any Tax Authority with respect to Seller’s, Buyer’s or any of their respective Affiliates’ Taxes.
(b)    Seller and its Affiliates shall enforce the terms of any confidentiality or other similar agreements entered into with any prospective purchaser of any of the Business, the Transferred Companies, or any portion thereof. To the extent assignable, as of the Closing Seller and its Affiliates will assign to Buyer all rights that Seller and any of its Affiliates or Representatives may have with respect to any such agreements, and immediately following execution of this Agreement will terminate any access that any such Persons may have to information about any of the Business or the Transferred Companies, whether through the electronic “data room” established by Seller or otherwise. All discussions with any such Persons with respect to the Transferred Companies or any portion thereof will be formally terminated immediately following execution of this Agreement.
(c)    For a period of three years after the Closing, (i) Seller and its Affiliates shall, and shall cause each of their Representatives to, maintain in confidence any written, oral or other confidential information relating to the Business or obtained from Buyer or its Affiliates and provided in connection with the transactions contemplated by this Agreement and (ii) Buyer and its Affiliates shall, and shall cause each of their Representatives to, maintain in confidence any written, oral or other confidential information relating to Seller or its Affiliates (other than relating to the Business) and provided in connection with the transactions contemplated by this Agreement, except that the foregoing requirements in clauses (i) and (ii) of this Section 4.3(c) shall not apply to the extent that (1) any such information is or becomes generally available to the public other than as a result of disclosure by Seller or its Affiliates (in the case of clause (i)) or Buyer and its Affiliates (in the case of clause (ii)) or any of their respective Representatives, in violation of this Section 4.3(c), (2) any such information is required by Applicable Law, stock exchange rules, GAAP or a Governmental Entity to be disclosed, (3) any such information was or becomes available to Seller or its Affiliates (in the case of clause (i)) or Buyer or its Affiliates (in the case of clause (ii)) on a non-confidential basis and from a source (other than the other party or any Affiliate (including the Companies) or Representative of such other party or its Affiliates) that is not bound by a confidentiality agreement with respect to such information or is not otherwise obligated to keep such information confidential, (4) any such information is reasonably necessary to be disclosed in connection with any Action with respect to this Agreement or any other Transaction Document or (5) in the case of Seller and its Affiliates, any such information about the Business is disclosed as permitted pursuant to the Voluntary Insurance Placement Agreement; provided, that if either party or any of its Affiliates becomes legally compelled by Applicable Law, stock exchange rules, GAAP or any Governmental Entity, including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process, to disclose such confidential information, such party shall provide the other party with prompt written notice of such requirement prior to such disclosure if practical and, to the extent reasonably practicable, cooperate with the other party and its Affiliates, at such other party’s expense, to obtain a protective order or similar remedy to cause such information not to be disclosed. In the event that such protective order or other similar remedy is not obtained, the party required to make such disclosure or its Affiliates shall furnish only that portion of confidential information that has been legally compelled, and shall exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed information. Each party shall instruct its Affiliates and its and their respective Representatives having access to such confidential information of such obligation of confidentiality. Notwithstanding the foregoing, the confidentiality provisions of the Business Support Services Agreements, and not this Agreement, shall apply with respect to information furnished pursuant to those agreements.
(d)    From the date hereof until the Closing, (i) Seller and its Affiliates shall, and shall cause each of their Representatives to, maintain in confidence any written, oral or other confidential information relating to Buyer or its Affiliates and provided in connection with the transactions contemplated by this Agreement and (ii) Buyer and its Affiliates shall, and shall cause each of their Representatives to, maintain in confidence any written, oral or other confidential information relating to Seller or its Affiliates and provided in connection with the transactions contemplated by this Agreement, except that the foregoing requirements in clauses (i) and (ii) of this Section 4.3(d) shall not apply to the extent that (1) any such information is or becomes generally available to the public other than as a result of disclosure by Seller or its Affiliates (in the case of clause (i)) or Buyer and its Affiliates (in the case of clause (ii)) or any of their respective Representatives, in violation of this Section 4.3(d), (2) any such information is required by Applicable Law, stock exchange rules, GAAP or a Governmental Entity to be disclosed, (3) any such information was or becomes available to Seller or its Affiliates (in the case of clause (i)) or Buyer or its Affiliates (in the case of clause (ii)) on a non-confidential basis and from a source (other than the other party or any Affiliate (including the Companies) or Representative of such other party or its Affiliates) that is not bound by a confidentiality agreement with respect to such information or is not otherwise obligated to keep such information confidential or (4) any such information is reasonably necessary to be disclosed in connection with any Action with respect to this Agreement or any other Transaction Document; provided, that if either party or any of its Affiliates becomes legally compelled by Applicable Law, stock exchange rules, GAAP or any Governmental Entity, including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process, to disclose such confidential information, such party shall provide the other party with prompt written notice of such requirement prior to such disclosure if practical and, to the extent reasonably practicable, cooperate with the other party and its Affiliates, at such other party’s expense, to obtain a protective order or similar remedy to cause such information not to be disclosed. In the event that such protective order or other similar remedy is not obtained, the party required to make such disclosure or its Affiliates shall furnish only that portion of confidential information that has been legally compelled, and shall exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed information. Each party shall instruct its Affiliates and its and their respective Representatives having access to such confidential information of such obligation of confidentiality.
(e)    Each of the parties acknowledge and agree that the letter relating to the Proposed Negotiated Transaction dated December 14, 2016 by and between Assurant, Inc. (d/b/a Assurant Group) and WIMC shall terminate on the date hereof in accordance with its terms.
SECTION 4.4.    Commercially Reasonable Efforts; Consents, Approvals and Filings.
(a)    Upon the terms and subject to the conditions hereof, Seller and Buyer shall each use its commercially reasonable efforts, and shall cooperate fully with each other (i) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date hereof, the transactions contemplated by this Agreement or any other Transaction Document and (ii) to obtain as promptly as practicable all necessary permits, orders or other consents, approvals or authorizations of Governmental Entities and consents or waivers of all other third parties necessary in connection with the consummation of the transactions contemplated by this Agreement or any other Transaction Document; provided that any fees, costs and expenses in respect of such consents or waivers of all other third parties (the “Third Party Fees”) shall be borne equally by Buyer and Seller. In connection therewith, Seller and Buyer shall make and cause their respective Affiliates to make all legally required filings as promptly as practicable in order to facilitate prompt consummation of the transactions contemplated by this Agreement or any other Transaction Document, shall provide and shall cause their respective Affiliates to provide such information and communications to Governmental Entities and third parties as such Governmental Entity or third party may request, shall take and shall cause their respective Affiliates to take all steps that are necessary, proper or advisable to avoid any Action by any Governmental Entity or third party with respect to the transactions contemplated by this Agreement or any other Transaction Document, shall defend or contest in good faith any Action by any third party (other than any Governmental Entity), whether judicial or administrative, challenging this Agreement, any of the other Transaction Documents or the transactions contemplated hereby or thereby, or that could otherwise prevent, impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated hereby or thereby, and shall consent to and comply with any condition imposed by any Governmental Entity on its grant of any such permit, order, consent, approval or authorization, other than any Burdensome Condition. Each of the parties shall provide to the other party copies of all applications or other communications to Governmental Entities and third parties in connection with this Agreement in advance of the filing or submission thereof. Seller has had discussions with American Modern about obtaining its approval to the transactions contemplated hereby under the agency agreements to which it is a party. Buyer acknowledges that American Modern may require that those agreements be extended for one year as a condition to granting such approval.
(b)    Without limiting the generality of the foregoing, each party shall give to the other party prompt written notice if it receives any notice or other communication from any Governmental Entity or GSE in connection with the transactions contemplated by this Agreement or any other Transaction Document, and, in the case of any such notice or communication which is in writing, shall promptly furnish the other party with a copy thereof. Each party shall give to the other party reasonable prior written notice of the time and place when any meetings or other conferences may be held by it with any Governmental Entity or GSE in connection with the transactions contemplated by this Agreement or any other Transaction Document (other than telephone calls regarding routine administrative matters), and the other party shall have the right to have a representative or representatives attend or otherwise participate in any such meeting or conference unless the relevant Governmental Entity or GSE does not consent to attendance or participation by such other party’s representative or such attendance or participation is prohibited by Applicable Law.
(c)    Notwithstanding anything to the contrary in this Agreement, neither Buyer nor Seller shall be obligated to take or refrain from taking or to agree to it, its Affiliates or any of the Transferred Companies or any of their respective Representatives taking or refraining from taking any action or to permit or suffer to exist any restriction, condition, limitation or requirement which, individually or together with all other such actions, restrictions, conditions, limitations or requirements, would constitute a Burdensome Condition. A “Burdensome Condition” shall mean any condition that would reasonably be expected to (i) materially impair the expected benefits to be derived by either party or its Affiliates (including the Transferred Companies in respect of Buyer after Closing) from the transactions contemplated by the Transaction Documents, (ii) materially impair the ability of either party or its Affiliates to continue to conduct their respective businesses following the Closing substantially in the manner conducted immediately prior to the Closing (after giving effect to any changes to their respective businesses contemplated by the transactions contemplated hereby), (iii) require either party or its Affiliates to sell, divest, operate in a specified manner, hold separate or discontinue or limit, before or after the Closing Date, any material assets, securities or other instruments whether now owned or hereafter acquired or to accept any limitation on such party’s or its Affiliates’ investment activities, (iv) in the case of an express requirement from a Governmental Entity, cause either party or any of its Affiliates to contribute material additional capital to the Transferred Companies or (v) defend any Action brought by a Governmental Entity.
SECTION 4.5.    Public Announcements. Without limiting the terms of Section 4.3, Buyer and Seller, and their respective Affiliates, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to this Agreement or the transactions contemplated hereby, including the Closing (including regarding its plans relating to employees or other third parties); provided that, in the event that any party is required under Applicable Law or the requirements of any securities exchange to issue any such press release or make any public statement and it is not feasible to provide an advance copy to the other party hereto as required by this Section 4.5, the party that issues such press release or makes such statement shall provide the other party with notice and a copy of such press release or statement as soon as reasonably practicable.
SECTION 4.6.    Related Party Agreements. Except as set forth in Section 4.6(a) of the Disclosure Schedule, all of the intercompany arrangements between Seller and its Affiliates (other than the Transferred Companies), on the one hand, and any of the Transferred Companies, on the other hand, including those agreements listed in Section 3.1(m) of the Disclosure Schedule, will be terminated immediately prior to the Closing, and Seller shall cause all intercompany balances between Seller and its respective Affiliates (other than the Transferred Companies), on the one hand, and any of the Transferred Companies, on the other hand, to be cancelled in full without payment immediately prior to the Closing (all such terminating intercompany agreements and intercompany balances being referred to as the “Terminating Agreements”). Seller shall at or prior to the Closing deliver to Buyer evidence of the termination of all such Terminating Agreements in form and substance reasonably acceptable to Buyer it being understood and agreed that from and after the Closing no party thereto shall have any liabilities of any nature whatsoever with respect to such Terminating Agreements. Further, prior to Closing Seller shall contribute cash to GTIA’s bank account on which GTIA has written unclaimed premium refund checks in an amount equal to the negative balance of such account as of the Calculation Date, and the linkage of such account (and any other bank account of GTIA) to other accounts of Seller and its Affiliates shall be terminated.
SECTION 4.7.    Further Assurances. Seller and Buyer agree to use and cause their respective Affiliates to use their commercially reasonable efforts to execute and deliver, at no cost to the other party, such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.
SECTION 4.8.    Notice of Certain Events. From the date hereof through the Closing Date, Seller shall notify Buyer of (i) any event or change that has resulted in or would reasonably be expected to have a Material Adverse Effect; (ii) any event that would reasonably be expected to cause any representations or warranties of Seller in this Agreement to be untrue or inaccurate at or prior to the Closing in a manner that causes the condition in Section 6.2(a) to not be satisfied; or (iii) any failure of Seller or WIMC to comply with its covenants and other obligations in a manner that would reasonably be expected to cause the conditions in Section 6.2(b) to not be satisfied; provided that Seller shall not have any liability with respect to any breach or alleged breach of this Section 4.8, and the failure of Seller to comply with the terms of this Section 4.8, in and of itself, shall not cause the failure of the condition set forth in Section 6.2(b). For the avoidance of doubt, nothing contained in this Section 4.8 or otherwise in this Agreement, including the delivery of any notice, pursuant to this Section 4.8 or otherwise, shall operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by Seller or WIMC in this Agreement nor shall it (a) cure any inaccuracy in any representation or warranty or (b) limit or otherwise affect any remedies available to a Buyer Indemnified Persons contained in this Agreement (including for purposes of determining whether conditions to Closing have been satisfied or in respect of indemnification rights).
SECTION 4.9.    Books and Records.
(a)    Prior to the Closing Date, the parties hereto shall develop and implement a commercially reasonable plan that shall result in the delivery or transfer, subject to compliance with Applicable Law, of the books and records of the Transferred Companies to Buyer (or a Person designated by Buyer) at, or as soon as reasonably practicable following, the Closing in the manner (and in the case of physical books and records of the Transferred Companies at the location(s)) reasonably requested by Buyer to the extent not located at an office of the Transferred Companies. Seller shall, and shall cause its Affiliates to, use their commercially reasonable efforts to separate any books and records of the Transferred Companies (or of Seller or any of its Affiliates, other than the Transferred Companies, to the extent relating to the Business) from any other books and records of Seller and its Affiliates (other than the Transferred Companies); provided that, for the avoidance of doubt, this Section 4.9 shall not require the delivery or transfer to Buyer (or a Person designated by Buyer) of any books and records of the Transferred Companies (or of Seller or any of its Affiliates, other than of the Transferred Companies, to the extent relating to the Business) that cannot be separated by use of commercially reasonable efforts from any other books and records of Seller and its Affiliates (other than the Transferred Companies).
(b)    Until the later of the fifth anniversary of the Closing, Buyer shall afford to Seller and its Representatives reasonable access during regular business hours to the Employees and to the books and records of the Transferred Companies that were transferred to Buyer on Closing, to the extent reasonably required by Seller for Tax, regulatory, reporting, litigation and similar legitimate business purposes; provided that (i) such access be at Seller’s expense and does not unreasonably interfere with the conduct of the business of Buyer or the Transferred Companies, (ii) Seller shall provide at least 5 Business Days prior written notice to Buyer, (iii) neither Buyer nor any of the Transferred Companies shall be required to furnish any access, information or documents or take any other action that Buyer determines could adversely affect the ability to effectively assert attorney-client, attorney work product or other privilege, and (iv) neither Buyer nor any of the Transferred Companies shall be required to supply any information which, in Buyer’s reasonable judgment, such Person is under a contractual or legal obligation not to supply or which is a trade secret or commercially sensitive. Notwithstanding the foregoing, access to records relating to Taxes shall be governed exclusively by Section 8.4.
SECTION 4.10.    AssurTrack Services Agreement. Immediately following the Closing, GTIA will assign all of its rights and obligations under the Broker Agreement to American Bankers. Immediately following such assignment, American Bankers, WIMC, Ditech and RMS will enter into the AssurTrack Services Agreement, which will amend and restate the existing AssurTrack Services Agreement and the Broker Agreement.
SECTION 4.11.    Use of Names. Subject to the terms of this Agreement, with effect from the Closing Date, Seller hereby grants to Buyer a transitional non-exclusive limited license to use the GREEN TREE mark, and solely in connection with renewals of policies and other transitional matters contemplated by this Agreement, the DITECH mark, including variations of such marks (e.g. "GTSERVICING", "GT", or "GTINSURANCE AGENCY") (such marks collectively, the “Marks”), in each case solely as used by the Transferred Companies in connection with the Business prior to the date of this Agreement. Buyer shall make commercially reasonable efforts to transition to a new mark of its choosing that is not confusingly similar to the Marks, and cease use of the Marks in connection with the Business, as soon as reasonably practicable. This license shall terminate and expire 180 days after the Closing Date (which period may be extended only with Seller's prior written consent, not to be unreasonably withheld), at which time Buyer shall immediately (a) cause the Transferred Companies to cease all use of the Marks and (b) for uses of the Marks by the Transferred Companies on websites within the control of Seller or its Affiliates (other than the Transferred Companies), instruct Seller to cease such use, provided that, in the case of clause (a), to the extent Buyer desires to use the Marks to identify the former name of the Agency exclusively in connection with the renewal of policies as to which the original policy was issued under the Marks, the license shall terminate and expire two (2) years from the Closing Date. The quality of the goods and services offered under the Marks shall be of a high standard acceptable to Seller, and shall be at least of equal quality to such goods and services provided directly by or on behalf of the Transferred Companies prior to the date hereof. Upon request, Buyer shall submit to Seller samples of use of the Marks, and the goods and services offered under the Marks for Seller’s review and approval within five Business Days of submission by Buyer, approval of which shall not be unreasonably withheld. Buyer shall conform its use of the Marks to any trademark standards provided by Seller, including but not limited to use of a ® designation where appropriate. Should Buyer’s use of the Marks fail to comply with the terms of this Section, upon written notice from Seller (including, at Seller’s discretion, a reasonable opportunity to cure such non-compliance), Buyer shall promptly cause the Transferred Companies to discontinue all use of the Marks and shall be subject to any and all claims pursuant to Section 7.2 herein. Buyer acknowledges and agrees that all use of the Marks and associated goodwill shall inure to the benefit of Seller. Buyer agrees to (i) cooperate with Seller, at Seller’s cost and expense, to preserve Seller’s rights in and to the Marks, (ii) to promptly notify Seller of any known or suspected misuse or misappropriation of the Marks during the term of the license granted in this Section 4.11, and (iii) to execute any and all documents, reasonably requested by Seller and at Seller’s expense, to protect Seller’s rights in the Marks. Except as expressly provided herein, nothing herein set forth shall be deemed to be an assignment, transfer or conveyance by Seller to Buyer of any right, title, proprietorship, goodwill or interest in or to the Marks. Any intentional misuse of the Marks, or failure to discontinue use after written notice by Seller pursuant to this Section, shall be deemed breach of this Agreement.
SECTION 4.12.    Intellectual Property License. Effective as of the Closing, excluding confidential information covered by Section 4.3 of this Agreement that is not necessary for the conduct of the Business as conducted as of the Closing Date and excluding the rights to information and services provided under the Services Agreement, Seller, on behalf of itself and its Affiliates (other than the Transferred Companies), hereby grants to the Transferred Companies a non-exclusive, worldwide, perpetual, irrevocable, transferable (solely in connection with all or substantially all of the Business), sublicensable, and royalty-free right and license to use and practice Seller’s Licensed IP Rights solely as used by the Transferred Companies in connection with the Business, as conducted as of the Closing Date, and colorable variations thereof. The parties agree that any future conveyance of rights in Seller’s Licensed IP Rights by Seller is intended to be subject to the foregoing license grant. All rights and licenses to intellectual property granted under or pursuant to this Agreement or the Services Agreement (including for the avoidance of doubt, all rights of access to data or information provided in the performance of the Services Agreement) are, and will otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The parties agree that the parties and their respective Affiliates and any sublicensees, as licensees of such rights under this Agreement, will retain and may fully exercise all of their rights and elections under the U.S. Bankruptcy Code and any foreign counterparts thereto.
SECTION 4.13.    Guaranties. From and after the date of this Agreement, the parties shall use their respective commercially reasonable efforts to obtain, on or prior to the Closing, the termination of, and full release of Seller and its Affiliates (other than the Transferred Companies) from, the guaranties described in Section 4.13 of the Disclosure Schedule (each, a “Seller Guaranty”).
SECTION 4.14.    Dividend. Seller shall cause GTIH to pay the Dividend prior to the Closing. Prior to the payment thereof, with respect to the agreements set out in Schedule 4.14 of the Disclosure Schedule to which Buyer or one of its Affiliates is not a party, Seller shall use its commercially reasonable efforts to obtain the release of GTN therefrom, and the assignment of GTN’s rights and obligations thereunder to GTIA. Buyer shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to assist Seller (at the sole cost and expense of Seller) with the release of GTN from such agreements prior to the Closing; provided, that any such assistance will be limited to Buyer or its Affiliates participating in a reasonable number of telephone conference calls, during normal business hours, with the counterparties to such agreements. With respect to the agreements set out in Schedule 4.14 of the Disclosure Schedule to which Buyer or one of its Affiliates is a party, Buyer shall use its commercially reasonable efforts, and shall cause its Affiliates to use their commercially reasonable efforts, to release GTN from such agreements prior to the Closing.
SECTION 4.15.    Business Transition.
(a)    Each month, GTR receives a net payment from or makes a payment to its ceding insurers which are Affiliates of Buyer which represents its share of premiums received in the second preceding month, less certain expenses and reserve adjustments established by such ceding insurers. Following the Closing, Buyer shall pay or cause to be paid promptly to Seller in cash an amount equal to the foregoing net payment received for all months prior to Closing and for the month in which Closing occurs. If instead GTR is required to make a payment to such ceding insurers following the Closing in respect of any month prior to Closing or the month in which the Closing occurs, Seller shall promptly reimburse GTR in cash for the amount thereof. Seller shall have the right to reasonable access to the books and records of Buyer and its Affiliates to the extent reasonably required by Seller to determine the amount of payments required pursuant to this Section 4.15(a); provided that (i) Seller shall provide at least 5 Business Days prior written notice to Buyer, (ii) neither Buyer nor its Affiliates shall be required to furnish any access, information or documents or take any other action that Buyer determines could adversely affect the ability to effectively assert attorney-client, attorney work product or other privilege, and (iii) neither Buyer nor any Affiliate shall be required to supply any information which, in Buyer’s reasonable judgment, such Person is under a contractual or legal obligation not to supply or which is a trade secret or commercially sensitive.
(b)    Following the Closing, (i) Seller shall be entitled to all commission or other amounts of agent compensation with respect to direct bill voluntary products payable to GTIA by Insurance Carrier Clients or other unaffiliated producers received prior to the start of the second full month after Closing, and (ii) Seller shall be required to repay such commission or compensation to GTIA to the extent any such commission or compensation is required to be returned as result of the cancellation of such direct bill voluntary products. If either party or its Affiliate receives a payment to which the other is entitled under this Section 4.15(b), it shall promptly pay or cause to be paid over to the other party such amount in accordance herewith.
(c)    In the event that the Closing does not occur on the last day of a calendar month, then the amounts described in Section 4.15(a) (which is intended to take account of the fact that the payments described therein are made in arrears) and Section 4.15(b) shall be equitably adjusted on a pro rata basis in respect of the month in which Closing occurs to take account of the portion of such month that falls after the Closing compared to the entire month.
SECTION 4.16.    Bank Accounts. Prior to the Closing, Seller shall change, effective as of the Closing, the individuals authorized to draw on or having access to the bank, savings, deposit or custodial accounts and safe deposit boxes maintained by the Transferred Companies to the individuals designated in writing by Buyer to Seller at least three Business Days prior to the Closing Date.
SECTION 4.17.    Resignations. If directed by Buyer by written notice to Seller at least three Business Days prior to the Closing Date, Seller shall cause the directors and officers of the Transferred Companies identified in such written notice to resign from such positions, effective as of the Closing.
SECTION 4.18.    Transition Matters. Promptly after the date hereof, and in any event within fifteen (15) days thereafter, Seller and Buyer shall appoint a transition team comprised of representatives of each of them to coordinate efforts to complete the transactions contemplated hereby and implement efficiently the arrangements contemplated by the other Transaction Documents at or following Closing (including reviewing and revising Schedule 1(a) to the Services Agreement).
SECTION 4.19.    Discontinued Accounts. On or prior to the Closing Date, in order to give effect to the discontinuance of all the Pre-Closing Accounts that are not also Post-Closing Accounts as of the Closing (the “Discontinued Accounts”), (i) Seller shall cause the relevant Transferred Companies to transfer to Seller any and all assets and liabilities arising from or related to the Discontinued Accounts; and (ii) Seller and its Affiliates (other than any Transferred Companies) shall assume any and all liabilities of the Transferred Companies relating to the Discontinued Accounts, whenever arising (such liabilities being the “Discontinued Liabilities”). On the Closing, in order to give effect to the retention of the Seller Retained Balances by Seller, (i) Seller shall cause the relevant Transferred Companies to transfer to Seller the balance as of the Closing (whether positive or negative) of the Seller Retained Balances; and (ii) Seller and its Affiliates (other than any Transferred Companies) to assume any and all liabilities of the Transferred Companies as of the Closing relating to the Seller Retained Balances. To the extent that the foregoing assumption conflicts with Articles VII or VIII or with the Business Support Services Agreements, those provisions or Agreements and not this Section 4.19 shall control.
SECTION 4.20.    Closing Date Indebtedness. On or prior to the Closing Date, Seller and WIMC shall pay or release, or cause to be paid or released on behalf of the Transferred Companies, all the Closing Date Funded Indebtedness.
ARTICLE V.
EMPLOYEE MATTERS
SECTION 5.1.    Benefit Plans. Except as otherwise expressly provided in this Article V, as of the Closing Date, the Transferred Companies shall terminate participation in each Seller Benefit Plan, and in no event shall any Employee be entitled to accrue any benefits under such Seller Benefit Plans with respect to services rendered or compensation paid on or after the Closing Date.
SECTION 5.2.    Transfer of Employment of Claims Employees and Related Liabilities. Prior to the date hereof, Seller has caused (i) the employment of each Claims Employee who was employed by any Transferred Company to be transferred to Seller or an Affiliate of Seller (other than any Transferred Company), and (ii) Seller and its Affiliates (other than any Transferred Company) to assume any and all liabilities of the Transferred Companies relating to the Claims Employees, whenever arising (such liabilities, “Claims Employee Liabilities”).
SECTION 5.3.    Continuing Employees.
(a)    For a period of one year following the Closing Date, or, if shorter, for the duration of the applicable individual’s employment (the “Protected Period”), Buyer shall provide each Employee employed by a Transferred Company immediately prior to the Closing Date (each, a “Continuing Employee”) with base compensation for such period at a rate not less than such Continuing Employee’s base compensation as in effect immediately prior to the Closing Date.
(b)    Seller shall cause the employment of each Employee who is not actively employed as of immediately prior to the Closing Date (including, but not limited to, due to a leave of absence, short-term or long-term disability or otherwise) (any such Employee, a “Leave Employee”) to be transferred to Seller or any of its Affiliates (other than the Transferred Companies) immediately prior to the Closing Date. Seller shall cause the employment of any Leave Employee who returns to active employment within 12 months following the Closing Date to be transferred to a Transferred Company designated by Buyer.
(c)    During the Protected Period, Buyer shall, or shall cause an Affiliate of Buyer (including the Transferred Companies) to, provide each Continuing Employee with employee benefits (other than defined benefit pension, retiree medical and equity-related benefits), including target annual cash incentive compensation opportunities, that are no less favorable in the aggregate than the employee benefits (other than defined benefit pension, retiree medical and equity-related benefits) made available by Buyer to similarly situated employees of Buyer and its Affiliates.
(d)    Effective as of the Closing Date, each Continuing Employee shall commence participation in the “employee benefit plans” (within the meaning of Section 3(3) of ERISA), programs and arrangements of Buyer or its Affiliates (including group health) in which he or she is eligible to participate and for which he or she satisfies the applicable eligibility requirements for participation therein (after giving effect to pre-Closing service credit in accordance with Section 5.3(e))(collectively, “Buyer Benefit Plans”). Buyer shall waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any Buyer Benefit Plan (other than with respect to any short-term disability plan) that is a welfare benefit plan in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date. Buyer shall recognize and credit, or cause to be recognized and credited, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) under Benefit Plans providing group health benefits during the plan year in which the Closing Date occurs for purposes of satisfying such year’s deductible and out-of-pocket maximums under the relevant Buyer Benefit Plans providing group health benefits in which they will be eligible to participate from and after the Closing Date.
(e)    Except as otherwise set forth in this Section 5.3, for purposes of eligibility and vesting under any Buyer Benefit Plans and for purposes of benefit accrual and determining benefits under any Buyer Benefit Plan providing for severance and paid time-off, Buyer shall give each Continuing Employee credit for such Continuing Employee’s service with Seller and its Affiliates (as well as service with any predecessor employer) to the same extent recognized by Seller or its Affiliates immediately prior to the Closing Date under a similar Benefit Plan, except to the extent that such credit would result in duplication of benefits.
(f)    To the extent allowable by Applicable Law, Buyer shall take any and all necessary action to cause the trustee of a tax-qualified defined contribution plan of Buyer or one of its Affiliates, if requested to do so by a Continuing Employee, to accept a direct “rollover” of all of such Continuing Employee’s distribution from Seller’s tax qualified defined contribution plan (including plan loans).
(g)    From and after the Closing Date, Buyer shall, or shall cause an Affiliate of Buyer (including the Transferred Companies) to satisfy all Pre-Closing Payroll Obligations. The Pre-Closing Payroll Obligations in respect of any unpaid 2016 or 2017 annual, monthly and quarterly bonuses and commissions shall be determined using the applicable methodology set forth on Section 5.3(g) of the Disclosure Schedule.  From and after the Closing Date, Buyer and its Affiliates (including the Transferred Companies) shall establish an annual, monthly and quarterly bonus and commission opportunity for the Continuing Employees for the remainder of such performance period using the applicable methodology set forth on Section 5.3(g) of the Disclosure Schedule.
(h)    With respect to each Continuing Employee (including any beneficiary or the dependent thereof), Seller shall retain all liabilities and obligations for any medical, dental, health, accident, life or disability claim to the extent that such liability or obligation relates to claims incurred (whether or not reported or paid) prior to the Closing Date and Buyer and its Affiliates shall be liable for any such claim incurred on or following the Closing Date. For purposes of this Section 5.3(h) a claim shall be deemed to be incurred when, with respect to medical, dental, health-related, accident and disability (including workmen’s compensation) benefits, the medical, dental, health-related, accident or disability services giving rise to such claim are performed.
SECTION 5.4.    COBRA. Effective as of the Closing Date, Seller shall be responsible for providing coverage under COBRA to any Employee (and his or her qualified beneficiaries) as to whom a “qualifying event” (as defined in Section 4890B of the Code) has occurred prior to the Closing Date. Buyer shall be responsible for providing coverage under COBRA to any Continuing Employee (and his or her qualified beneficiaries) whose “qualifying event” occurs on or after the Closing Date.
SECTION 5.5.    Cooperation. Seller and Buyer shall, and each shall cause its Affiliates to, cooperate with the other party hereto and its Affiliates to provide such current information regarding the Employees on an ongoing basis as may be necessary to facilitate determinations of eligibility for, and payments of benefits to, such employees (and their spouses and dependents, as applicable) under Benefit Plans or Buyer Benefit Plans, as applicable, except to the extent prohibited by Applicable Law. Buyer and Seller shall each have the opportunity to review and comment on any material written communication by the other party to any Employees regarding the transaction contemplated by the Transaction Documents prior to such communication being distributed to any Employees.
SECTION 5.6.    Nonsolicitation; No-Hire. For a term commencing on the Closing Date and ending on the three-year anniversary of the Closing Date:
(a)    without the prior written consent of Buyer, WIMC and Seller shall not, and WIMC and Seller shall cause their Affiliates and their respective Representatives acting on behalf of them not to, directly or indirectly, in any individual, representative or other capacity (i) solicit for employment or hire any Continuing Employee who is on the date of such solicitation or hiring, or who within six (6) months preceding the date of such solicitation or hiring was, employed by Buyer or any Affiliate or (ii) otherwise seek to influence or alter any Continuing Employee’s relationship with his or her employer; and
(b)    without the prior written consent of Seller, Buyer and its Affiliates shall not, and each of them shall cause its Representatives acting on its behalf not to, directly or indirectly, in any individual, representative or other capacity solicit for employment or hire any individual set forth on Section 5.6(b) of the Disclosure Schedule or otherwise seek to influence or alter any such individual’s relationship with his or her employer.
The foregoing limitations, however, do not prohibit each party or its Representatives from: (i) soliciting for employment or hiring officers, directors or employees of the other party through general job advertisements or similar notices (such as advertisements, Internet job board postings or similar solicitations) that are not targeted specifically at the officers, directors or employees of the other party or (ii) soliciting or hiring any officer, director or employee whose employment has been terminated by the other party or who otherwise ceases to be employed by the other party prior to any solicitation by such party and (if Section 5.6(a) applies to such individual) as to which the six (6) month period referred to in Section 5.6(a) has elapsed.
SECTION 5.7.    Effect of this Article V. This Article V shall be binding upon and inure solely to the benefit of each of the parties to this Agreement; nothing in this Article V, expressed or implied, is intended to confer upon any other person any rights or remedies of any nature whatever; and no provision of this Article V will create any third-party beneficiary rights in any current or former employee, officer, director or individual independent contractor of Seller and its Affiliates or Buyer and its Affiliates in respect of continued employment (or resumed employment) or service or any other matter. This Article V shall not be considered, or be deemed to be, an amendment to any Benefit Plan or any compensation or benefit plan, program, agreement or arrangement of Buyer or any of its Affiliates. Nothing in this Article V shall (i) obligate Buyer or any of its Affiliates (including the Transferred Companies) to continue to employ any Employee for any specific period of time following the Closing Date, subject to Applicable Law, or (ii) subject to the provisions of this Article V, limit the right of Buyer, or the Transferred Companies, to, at any time, change, modify or terminate any employee benefit plan or arrangement at any time and in any manner.
ARTICLE VI.
CONDITIONS PRECEDENT
SECTION 6.1.    Conditions to Each Party’s Obligations. The respective obligations of each party to consummate the transactions contemplated hereby and the other actions to be taken at the Closing are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:
(a)    Approvals. The waiting period (and any extension thereof) applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have otherwise expired without the imposition of a Burdensome Condition with respect to the party seeking to invoke this condition. All other consents, approvals or authorizations of, declarations or filings with or notices to any Governmental Entity in connection with the transactions contemplated hereby, including those set forth in Sections 3.1(e) of the Disclosure Schedule and 3.2(c) of the Buyer Disclosure Schedule, shall have been obtained or made and shall be in full force and effect and all waiting periods required by Applicable Law shall have expired or been terminated, in each case without the imposition of a Burdensome Condition with respect to the party seeking to invoke this condition.
(b)    No Restraints. No Applicable Law shall be in effect that prohibits or makes illegal any aspect of the transactions contemplated by this Agreement, and there shall be no Action, pending or threatened, by any Governmental Entity that seeks to prohibit any aspect thereof or to obtain any monetary remedy in respect thereof.
SECTION 6.2.    Conditions to Obligations of Buyer. The obligations of Buyer to effect the purchase and sale of the Shares and the other actions to be taken at the Closing are further subject to the satisfaction (or waiver by Buyer) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. (i) The Seller Fundamental Representations shall be true and correct in all respects at and as of the date hereof and the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date and relate solely to a particular date or period, which shall be true and correct in all respects as of such specified date or period), and (ii) the other representations and warranties of Seller and WIMC set forth in this Agreement shall be true and correct in all respects (without regard to any limitation set forth therein in respect of materiality or Material Adverse Effect, except in Section 3.1(h)(ii) or Section 4.1 (in respect of Section 3.1(h)(iii)) at and as of the date hereof and the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date and relate solely to a particular date or period, which shall be true and correct in all respects as of such specified date or period), except where the failure of such other representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)    Performance of Obligations of Seller. Seller shall have performed and complied in material respects with all agreements, obligations and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.
(c)    Regulatory Stance. No Governmental Entity or GSE shall have modified its stance or indicated any opposition with respect to the transactions contemplated by this Agreement in a manner that is materially adverse to Buyer and its Affiliates or taken any other action that would have a material adverse effect on the benefits sought to be obtained by Buyer from the transactions contemplated by this Agreement.
(d)    Closing Deliveries. Seller shall have delivered or caused to be delivered to Buyer each of the documents required to be delivered pursuant to Section 2.3.
(e)    Dividend. The Dividend shall have been paid.
(f)    No Material Adverse Effect. Since the date of this Agreement, no event, change or development shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect.
(g)    Change of Control. Since the date of this Agreement, to the actual Knowledge of Seller without a duty of inquiry, (a) there has been no Change of Control of WIMC, and (b) there have been no communications between the directors or executive officers of WIMC and any third party that are continuing and that are intended (by either party) to result in a Change of Control of WIMC.  For purposes of this section, “Change of Control” means any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is or shall become the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the outstanding capital stock of WIMC.
SECTION 6.3.    Conditions to Obligations of Seller. The obligations of Seller to effect the purchase and sale of the Shares and the other actions to be taken at the Closing are further subject to the satisfaction or waiver by Seller on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. (i) The Buyer Fundamental Representations set forth in this Agreement shall be true and correct in all respects at and as of the date hereof and the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date and relate solely to a particular date or period, which shall be true and correct in all respects as of such specified date or period), other than to any de minimis extent, and (ii) the other representations and warranties of Buyer set forth in this Agreement shall be true and correct in all respects (without regard to any limitation set forth therein in respect of materiality or Material Adverse Effect) at and as of the date hereof and the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date and relate solely to a particular date or period, which shall be true and correct in all respects as of such specified date or period), except where the failure of such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate any of the transactions contemplated by this Agreement.
(b)    Performance of Obligations of Buyer. Buyer shall have performed and complied in all material respects with all agreements, obligations and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.
(c)    Regulatory Stance. No Governmental Entity or GSE shall have modified its stance or indicated any opposition with respect to the transactions contemplated by this Agreement in a manner that is materially adverse to Seller and its Affiliates or taken any other action that would have a material adverse effect on the benefits sought to be obtained by Seller and its Affiliates from the transactions contemplated by this Agreement.
(d)    Closing Deliveries. Buyer shall have delivered or caused to have delivered to Seller each of the documents required to be delivered pursuant to Section 2.3.
ARTICLE VII.
INDEMNIFICATION
SECTION 7.1.    Survival of Representations, Warranties, and Covenants.
(a)    The representations and warranties of Seller and Buyer contained in this Agreement shall survive the Closing solely for purposes of this Article VII and shall terminate and expire on the date that is 18 months following the Closing Date; provided, however, that (i) the representations and warranties made in Sections 3.1(a)(i), (a)(ii), (b), (c), (d), (i)(vii)(v), (s) and (w) (collectively, the “Seller Fundamental Representations”), Sections 3.2(a), (b), (d) and (g) (collectively, the “Buyer Fundamental Representations”) shall survive indefinitely and (ii) Sections 3.1(i) and (j) shall survive until the expiration of the applicable statute of limitations. Any claim for indemnification in respect of any representation or warranty that is not asserted by notice given as required herein prior to the expiration of the specified period of survival shall not be valid. Any claim properly made for an Indemnifiable Loss in respect of such a breach asserted within such period of survival as herein provided will be timely made for purposes hereof.
(b)    To the extent that they are to be performed after the Closing, the covenants in this Agreement will survive and remain in effect in accordance with their terms. All covenants in this Agreement that by their terms are required to be performed prior to the Closing will survive until the 18-month anniversary of the Closing Date, after which no claim for indemnification may be brought hereunder.

SECTION 7.2.    Indemnification.
(a)    Seller and WIMC shall, jointly and severally, indemnify and hold harmless Buyer and its Affiliates (for avoidance of doubt, including the Transferred Companies from and after the Closing Date) (the “Buyer Indemnified Persons”) from and against any and all Indemnifiable Losses resulting from:
(i)    any breach of any representation or warranty of Seller or WIMC made in this Agreement or in any certificate delivered pursuant hereto;
(ii)    any breach or nonfulfillment of any agreement or covenant of Seller or WIMC under this Agreement;
(iii)    any liabilities arising under the Seller Benefit Plans, including any severance obligations arising in respect of any termination or transfer of employment of any Claims Employee, Employee or former Employee on or prior to the Closing Date;
(iv)    Claims Employee Liabilities;
(v)    Discontinued Liabilities (other than any Tax liability with respect thereto, which is the subject of Article VIII);
(vi)    Closing Date Indebtedness (including Seller Transaction Expenses) but solely to the extent such amounts have not been included in the Closing Date Other Indebtedness as finally determined, and paid to Buyer, pursuant to Section 2.5 of this Agreement; or
(vii)    Seller’s actions or omissions in effecting the Restructuring, including any failure to obtain any approvals or authorizations of Governmental Entities required in connection therewith.
(b)    Buyer shall indemnify and hold harmless Seller and its Affiliates (the “Seller Indemnified Persons”) from and against any and all Indemnifiable Losses resulting from:
(i)    any breach of representation or warranty of Buyer made in this Agreement or in any certificate delivered pursuant hereto;
(ii)    any liabilities under the Company Benefit Plans arising on or after the Closing Date that are not Pre-Closing Payroll Obligations; or
(iii)    any breach or nonfulfillment of any agreement or covenant of Buyer under this Agreement.
(c)    Seller and WIMC shall, jointly and severally, indemnify and hold harmless Buyer Indemnified Persons from and against any and all Specific Indemnifiable Losses resulting from any actual or alleged violations of any Applicable Law, breaches of fiduciary or other duties or breaches of contract (including any GSE servicing guide or equivalent requirement) to the extent related to any period prior to the Closing, if any, or any Actions related thereto, whether allegations are based on breach of contract or tort, in each case, in connection with force-placed or lender-placed insurance bound prior to the Closing (the “Specific Indemnity”); provided that, for the avoidance of doubt, the Specific Indemnity shall not (i) cover any losses or expenses to the extent arising from any of Buyer’s or its Affiliates’ actual or alleged violations of any Applicable Law, breaches of fiduciary or other duties or breaches of contract (including any GSE servicing guide or equivalent requirement to the extent Buyer or any of its Affiliates is subject thereto) to the extent related to any period prior to the Closing, if any, or any Actions related thereto, whether allegations are based on breach of contract or tort, in each case, in connection with force-placed or lender-placed insurance bound prior to the Closing, (ii) amend, modify or otherwise affect any settlement agreement in effect as of immediately prior to the Closing of Seller or any of its Affiliates, on the one hand, or Buyer or any of its Affiliates, on the other hand; provided, further, that in the event of any conflict between the terms and conditions of this Agreement and such settlement agreement, the terms and conditions of such settlement agreement shall control, or (iii) amend, modify or otherwise affect any indemnification obligations in any Contract in effect as of immediately prior to the Closing between Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand; provided, further, that in the event of any conflict between the terms and conditions of this Agreement and such Contract, the terms and conditions of such Contract shall control.  The Specific Indemnity shall survive until the fourth anniversary of the Closing Date.  Any claim for indemnification in respect of the Specific Indemnity that is not asserted by notice given as required herein prior to the fourth anniversary of the Closing Date shall not be valid.  The maximum aggregate liability of Seller and WIMC to all Buyer Indemnified Persons for any and all Specific Indemnifiable Losses under this Section 7.2(c) (which for the avoidance of doubt shall not include any amounts payable under any settlement agreement set forth in Sections 7.2(c)(i) of the Disclosure Schedule which shall be governed by the terms and conditions of such settlement agreements) shall be $31.25 million; provided that such $31.25 million maximum aggregate liability shall be increased by the difference, if any, between the Cap and the aggregate amount of Indemnifiable Losses subject to the Cap for which a claim has been made as of the date that is 18 months following the Closing Date (the “Specific Indemnity Cap”); provided, further that the Specific Indemnity Cap shall not apply with respect to the Actions set forth in Section 7.2(c)(ii) of the Disclosure Schedule.
(d)    Seller and WIMC shall, jointly and severally, indemnify and hold harmless Buyer Indemnified Persons from and against any and all liabilities that would have been required to be disclosed as of the Closing Date on a consolidated balance sheet (or the notes thereto), prepared in accordance with GAAP, of the Transferred Companies (the “Liability Indemnity”) other than in respect of (i) any reinsurance related liabilities owed by GTR to an Affiliate of Buyer, (ii) any amounts in respect of insurance premium cancellation reserves, which are the subject of Section 2.5(g), (iii) any amounts in respect of Taxes, which are the subject of Article VIII and (iv) any Third Party Fees. The Liability Indemnity shall survive until the date that is six months after the Closing Date. Any claim for indemnification in respect of the Liability Indemnity that is not asserted by notice given as required herein prior to the date that is six months after the Closing Date shall not be valid.
(e)    For purposes of determining the amount of any Indemnifiable Losses under this Article VII, each representation and warranty contained in this Agreement shall be read without regard to any materiality or Material Adverse Effect qualifier contained therein, except in Section 3.1(h)(ii) and Section 4.1 (in respect of Section 3.1(h)(iii)).
SECTION 7.3.    Certain Limitations.
(a)    No party shall be obligated to indemnify and hold harmless its respective Indemnitees under Section 7.2(a)(i) (in the case of Seller) or Section 7.2(b)(i) (in the case of Buyer) (i) with respect to any claim, unless such claim involves Indemnifiable Losses in excess of $25,000 (the “Threshold Amount”) (nor shall any claim that does not exceed the Threshold Amount be applied to or considered for purposes of calculating the amount of Indemnifiable Losses for which the Indemnitor is responsible under clause (ii) below) and (ii) unless and until the aggregate amount of all Indemnifiable Losses of the Indemnitees under such Section 7.2(a)(i) or such Section 7.2(b)(i), as the case may be, exceeds $1,562,500 for all Indemnifiable Losses (the “Deductible”), at which point such Indemnitor shall be liable to its respective Indemnitees for the value of the Indemnitee’s claims under Section 7.2(a)(i) or Section 7.2(b)(i), as the case may be, that is in excess of the Deductible, subject to the limitations set forth in this Article VII. The maximum aggregate liability of Seller and WIMC, on the one hand, and Buyer on the other hand, to their respective Indemnitees for any and all Indemnifiable Losses under Sections 7.2(a)(i) in the case of Seller, or Section 7.2(b)(i), in the case of Buyer, shall be $15.625 million (the “Cap”). Notwithstanding anything to the contrary contained herein, none of the Threshold Amount, the Deductible or the Cap shall apply with respect to Indemnifiable Losses (A) under Section 7.2(a)(i) or Section 7.2(b)(i) to the extent relating to, resulting from or arising out of common law fraud, (B) under Section 7.2(a)(i) to the extent relating to, resulting from or arising out of any breach of a Seller Fundamental Representation or a representation in Section 3.1(i) or (j), or (C) under Section 7.2(b)(i) to the extent relating to, resulting from or arising out of any breach of a Buyer Fundamental Representation; provided, however, that, except to the extent relating to, resulting from or arising out of intentional fraud or Section 7.2(a)(iv), 7.2(a)(v), 7.2(a)(vi), 7.2(a)(vii) or 7.2(d), the maximum aggregate liability of Seller and WIMC to all Buyer Indemnified Persons and Buyer to all Seller Indemnified Persons, for any or all Indemnifiable Losses and Specific Indemnifiable Losses under this Agreement, shall not exceed $125,000,000.
(b)    Each Indemnitee shall mitigate all Indemnifiable Losses for which indemnification may be sought hereunder in accordance with the laws of the State of New York.
SECTION 7.4.    Definitions. As used in this Agreement:
(i)    “Indemnitee” means any Person entitled to indemnification under this Agreement;
(ii)    “Indemnitor” means any Person required to provide indemnification under this Agreement;
(iii)    “Indemnifiable Losses” means any and all damages, losses, liabilities, obligations, costs, Taxes (including regulatory fines owed to a Governmental Entity) and expenses (including reasonable attorneys’ and other professional fees and expenses); provided, however, that any Indemnity Payment (x) shall in no event include any consequential or punitive damages (except to the extent such damages are actually paid to a third party in connection with a Third-Party Claim) and (y) shall be net of the net amount (after deducting reasonable related costs and expenses, including any resulting increase in premium) of any (A) amounts actually recovered by the Indemnitee for the Indemnifiable Losses for which such Indemnity Payment is made under any insurance policy, warranty, indemnity or other applicable source of recovery from any Person other than a party hereto (except for a Tax Authority), and the Indemnitee shall promptly reimburse the Indemnitor for the net amount that is received by it from any such other Person with respect to any Indemnifiable Losses after any indemnification with respect thereto has actually been paid pursuant to this Agreement, (B) Tax benefits actually recognized (in the form of a cash Tax refund or reduction in cash Taxes payable) by the Indemnitee (or its Affiliates) in respect of the year in which such Indemnifiable Loss is incurred, in respect of the Indemnifiable Losses for which such Indemnity Payment is made (it being understood that no Indemnity Payment to be made hereunder may be withheld or otherwise delayed due to the fact that an anticipated Tax benefit has not actually been recognized by the applicable Indemnitee), and (C) amount to the extent credited on account of insurance premium cancellation reserves in calculating the Final Payment or taken into account in determining the Closing Date Other Indebtedness under Section 2.5; and (z) shall be increased by any Tax costs actually recognized by the Indemnitee or its Affiliates as a result of such Indemnitee’s entitlement to indemnification hereunder, provided, for the avoidance of doubt, that any reduction in the Tax basis and any liability resulting therefrom shall not be treated as a Tax cost for purposes of this clause (z) or the parenthetical clause at the end of Section 7.4(v)(B);
(iv)    “Indemnity Payment” means any amount of Indemnifiable Losses or Specific Indemnifiable Losses required to be paid pursuant to this Agreement;
(v)    “Specific Indemnifiable Losses” means any and all out-of-pocket losses and expenses, net of any (A) amounts actually recovered (after deducting reasonable related costs and expenses) by the Buyer Indemnified Persons for the Specific Indemnifiable Losses for which such Indemnity Payment is made under any insurance policy, warranty or indemnity or otherwise from any Person other than a party hereto (except for a Tax Authority), and the Buyer Indemnified Persons shall promptly reimburse the Indemnitor for any such amount that is received by it from any such other Person with respect to any Specific Indemnifiable Losses after any indemnification with respect thereto has actually been paid pursuant to this Agreement and (B) Tax benefits actually recognized (in the form of a cash Tax refund or reduction in cash Taxes payable) by any Buyer Indemnified Person in respect of the year in which such Specific Indemnifiable Loss is incurred, in respect of any Specific Indemnifiable Losses for which such Indemnity Payment is made (it being understood that no Indemnity Payment to be made hereunder may be withheld or otherwise delayed due to the fact that an anticipated Tax benefit has not actually been recognized by such Buyer Indemnified Person) (but increased by any Tax costs actually recognized by the Buyer Indemnified Persons or their Affiliates as a result of the Buyer Indemnified Persons’ entitlement to indemnification hereunder); and
(vi)    “Third-Party Claim” means any claim, action, suit, or proceeding made or brought by any Person that is not a party to this Agreement.
SECTION 7.5.    Procedures for Third-Party Claims.
(a)    If any Indemnitee receives notice of assertion or commencement of any Third-Party Claim against such Indemnitee in respect of which an Indemnitor may be obligated to provide indemnification under this Article VII, the Indemnitee shall give such Indemnitor reasonably prompt written notice thereof and such notice shall include a reasonable description of the claim and any documents relating to the claim and an estimate of the Indemnifiable Loss or the Specific Indemnifiable Loss, as applicable, and shall reference the specific sections of this Agreement that form the basis of such claim; provided, however, that no delay on the part of the Indemnitee in notifying any Indemnitor shall relieve the Indemnitor from any obligation hereunder unless (and then solely to the extent) the Indemnitor is actually prejudiced by such delay (except that the Indemnitor shall not be liable for any expenses incurred during the period in which the Indemnitee failed to give such notice). Thereafter, the Indemnitee shall deliver to the Indemnitor, reasonably promptly after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim.
(b)    The Indemnitor shall be entitled to participate in the defense of any Third-Party Claim and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnitor and reasonably acceptable to the Indemnitee; provided, however, that as a condition to assuming such defense, the Indemnitor shall acknowledge its responsibility for Indemnifiable Losses (subject to the limits set forth herein) resulting from such Third Party Claim. Should the Indemnitor so elect to assume the defense of a Third-Party Claim, the Indemnitor shall not, for as long as it conducts such defense, be liable to the Indemnitee for legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof. If the Indemnitor assumes such defense, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor, it being understood that the Indemnitor shall control such defense. The Indemnitor shall be liable for the reasonable fees and expenses of counsel employed by the Indemnitee for any period during which the Indemnitor has not assumed the defense thereof (other than during any period in which the Indemnitee shall have not yet given notice of the Third-Party Claim as provided above). If the Indemnitor chooses to defend any Third-Party Claim, all of the parties hereto shall cooperate in the defense thereof. Such cooperation shall include the retention and (upon the Indemnitor’s request) the provision to the Indemnitor of records and information which are relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnitor shall have assumed the defense of a Third-Party Claim, the Indemnitee shall not admit any liability with respect to, or pay, settle, compromise or discharge, such Third-Party Claim without the Indemnitor’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). If the Indemnitor has assumed the defense of a Third-Party Claim, the Indemnitor may only pay, settle, compromise or discharge a Third-Party Claim with the Indemnitee’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that the Indemnitor may pay, settle, compromise or discharge such Third-Party Claim without the written consent of the Indemnitee if such settlement (i) includes a complete and unconditional release of the Indemnitee from all liability in respect of such Third-Party Claim, (ii) involves a cash payment only and does not subject the Indemnitee to any injunctive relief or other equitable remedy and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of the Indemnitee. If the Indemnitor submits to the Indemnitee a bona fide settlement offer that satisfies the requirements set forth in the proviso of the immediately preceding sentence and the Indemnitee refuses to consent to such settlement, then thereafter the Indemnitor’s liability to the Indemnitee with respect to such Third-Party Claim shall not exceed the Indemnitor’s portion of the settlement amount included in such settlement offer, and the Indemnitee shall thereafter assume the defense of such Third-Party Claim and pay attorney’s fees and other out-of-pocket costs incurred thereafter in continuing the defense of such Third-Party Claim.
SECTION 7.6.    Direct Claims. The Indemnitor will have a period of 30 days within which to respond in writing to any claim by an Indemnitee on account of an Indemnifiable Loss or a Specific Indemnifiable Loss, as applicable that does not result from a Third-Party Claim. If the Indemnitor does not so respond within such 30 day period, the Indemnitor will be deemed to have rejected such claim, in which event the Indemnitee will be entitled to pursue such remedies as may be available to the Indemnitee.
SECTION 7.7.    Sole Remedies. Except with respect to any claims for breach of contract under, remedies provided for in, or as otherwise provided for in, the Business Support Services Agreements, the parties hereto acknowledge and agree that, except as set forth in Section 10.7(b), if the Closing occurs, their sole and exclusive remedy following the Closing with respect to any and all claims arising out of or related to the transactions contemplated by this Agreement shall be pursuant to the provisions set forth in this Article VII or Article VIII, as applicable. Buyer further agrees that, if the Closing occurs, Section 7.2(c) shall be its sole and exclusive remedy for the types of matters described therein, whether or not they might otherwise be indemnifiable under another provision of this Agreement.
SECTION 7.8.    Certain Other Matters.
(a)    Upon making any Indemnity Payment, Indemnitor will, to the extent of such Indemnity Payment, be subrogated to all rights of Indemnitee against any Person (other than any Tax Authority) in respect of the Indemnifiable Loss or the Specific Indemnifiable Loss, as applicable, to which the Indemnity Payment related. Without limiting the generality or effect of any other provision hereof, each such Indemnitee and Indemnitor will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation rights.Notwithstanding anything to the contrary in this Agreement, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be governed by Article VIII hereof, and shall not be subject to this Article VII (other than Section 7.1(a), the proviso at the end of Section 7.3(a) and Section 7.4).
SECTION 7.9.    Privileged Information. The parties acknowledge that there exists a common interest among them and the Transferred Companies with respect to matters that are now or may in the future be the subject of Third-Party Claims.  To the extent that information that is subject to an attorney-client or work product privilege (“Privileged Information”) has been or in the future is shared between them, their respective Affiliates and/or the Transferred Companies, the parties agree that such sharing has been or will be done in furtherance of such common interest and not with an intent to waive any such privilege.  Such Privileged Information has been kept confidential to date and the parties agree that they will, and will cause the Transferred Companies to, keep such Privileged Information confidential in the future. Without limiting the foregoing, effective as of the Closing, Buyer hereby agrees to cause the Transferred Companies not to waive, or to take an action that would result in a waiver of, any attorney-client privilege, work product protection or other similar privilege or protection applicable to any communication occurring prior to or after the Closing in connection with any Joint Representation between any law firm or other person, on the one hand, and any Transferred Company or Representative of any Transferred Company, on the other hand.  As used herein, “Joint Representation” shall mean the joint representation by any law firm of Seller or any Affiliate (other than a Transferred Company) and any Transferred Company in connection with any matter. For the avoidance of doubt, following Closing any privilege in connection with the Current Representation shall belong exclusively to Seller.
ARTICLE VIII.
TAX MATTERS
SECTION 8.1.    Indemnification for Taxes.
(a)    Seller and WIMC shall, jointly and severally, indemnify and hold harmless the Buyer Indemnified Persons from any and all Indemnifiable Losses to the extent constituting or arising out of Pre-Closing Taxes of the Transferred Companies.
(b)    For purposes of this Agreement, Taxes for a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in the following manner:
(i)    in the case of Taxes other than real or personal property Taxes or other Taxes calculated on a periodic basis, such Taxes shall be allocated based on an interim closing of the books as of the Closing Date; and
(ii)    in the case of real or personal property Taxes or other Taxes calculated on a periodic basis, the portion of such Taxes allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Any exemptions, allowances or deductions that are calculated on a periodic basis shall be apportioned on the same basis.
(c)    For avoidance of doubt, any payment of estimated Taxes, or any other prepayment of Taxes, made by, or on behalf of or for the account of, any of the Companies before the Closing Date (including any deposit made in respect of Taxes) shall be treated as a payment of Taxes in respect of the income, gains, profits, business, property or operations of the applicable Company for a period ending prior to the Closing Date or the portion of any Straddle Period ending on the Closing Date and the amount that would otherwise be payable by Seller pursuant to this Agreement in respect of the relevant Tax had such payment or deposit not been made shall be reduced by the amount of any such payment.
(d)    Buyer agrees to give prompt notice to Seller of any Indemnifiable Loss or the assertion of any claim or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under this Section 8.1 (a “Tax Proceeding”) and will give Seller such information with respect thereto as Seller may reasonably request. Seller may (i) participate in and (ii) upon written notice to Buyer, assume the defense of any suit, action or Tax Proceeding (including any Tax audit) that relates solely to a Pre-Closing Tax Period; provided that (x) Seller shall thereafter consult with Buyer upon Buyer’s reasonable request for such consultation from time to time with respect to such suit, action or proceeding (including any Tax audit) and (y) Seller shall not, without Buyer’s consent, agree to any settlement with respect to any Tax if such settlement could adversely affect the Tax liability of any Buyer Indemnified Person (including, effective upon the Closing, the Transferred Companies). If Seller assumes such defense, (i) Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller and (ii) Seller shall acknowledge its responsibility for the Indemnifiable Loss, or any portion thereof, with respect to which Buyer seeks indemnification. For the avoidance of doubt, unless and until Seller notifies Buyer in writing of Seller’s decision to exercise the control and participation rights described in this Section 8.1(d), Buyer shall be entitled to take such actions as it decides are reasonable with respect to such suit, action or proceeding, including paying, compromising or contesting the Tax at issue. Seller shall be liable for the fees and expenses of counsel employed by Buyer for any period during which Seller has not assumed the defense thereof. Whether or not Seller chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof. Notwithstanding any other provision of this Section 8.1, Seller shall not be liable under this Section 8.1 with respect to any Indemnifiable Loss resulting from a claim or demand the defense of which Seller was not offered the opportunity to assume as provided under this Section 8.1(d), to the extent Seller’s liability under this Section 8.1 is actually and materially adversely affected as a result thereof. Notwithstanding anything to the contrary in this paragraph, with respect to any Tax Proceeding commenced with respect to a group filing or a Consolidated Tax Return, Seller shall control all proceedings and may make all decisions taken in connection with such Tax Proceeding (including selection of counsel) and, without limiting the foregoing, may, in its sole discretion, pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Tax Authority with respect thereto, and may, in its sole discretion, either pay the applicable Tax liability and sue for a refund or contest such Tax liability.
(e)    Seller shall not be obligated to indemnify Buyer for any increase in Taxes with respect to any Post-Closing Tax Period as a result of any utilization of, or reduction in, any Tax benefit, Tax attribute or Tax benefit item attributable to any Pre-Closing Tax Period (including any net operating loss, capital loss, tax deduction or tax credit arising in Pre-Closing Tax Period). Indemnification pursuant to Section 8.1(a) shall be determined without regard to any Tax benefit, Tax attribute or Tax benefit item attributable to any Post-Closing Tax Period (including any net operating loss, capital loss, tax deduction or tax credit arising in any Post-Closing Tax Period).
SECTION 8.2.    Filing of Tax Returns.
(a)    Seller shall cause to be prepared (in a manner reasonably consistent with past practice and consistent with Applicable Law) and timely filed, taking into account all valid extensions of time to file, (i) all Tax Returns of the Transferred Companies that are due on or before the Closing Date and (ii) all consolidated, unitary, combined or similar Tax Returns that include (x) the Transferred Companies and (y) Seller or any Affiliate of Seller (“Consolidated Tax Returns”) regardless of when such Tax Returns are required to be filed.  Seller shall pay or cause to be paid all Taxes shown to be due on Tax Returns that it is responsible for preparing and filing under this Section 8.2(a).  Seller shall provide to Buyer a pro-forma copy of the Tax Return of the Transferred Companies prepared on a stand-alone basis as described in the preceding sentences within a reasonable time (but in no event any later than 30 days) after the Consolidated Tax Returns have been filed.
(b)    Seller shall cause to be prepared (i) all income Tax Returns for the Transferred Companies for the taxable periods that end on or before the Closing Date that are due after the Closing Date and that are not described in Section 8.2(a) (“Separate Income Tax Returns”) and (ii) all other Tax Returns of the Transferred Companies for the taxable periods that end on or before the Closing Date that are due within 45 days of the Closing Date. Each Separate Income Tax Return prepared by Seller shall be submitted to Buyer at least 30 days prior to the due date of such Tax Return for Buyer’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. Buyer shall cause the Transferred Companies to file each such Tax Return, subject to Section 8.2(d). All such Separate Income Tax Returns and Tax Returns described in clause (i) of Section 8.2(a) shall be prepared in a manner consistent with the positions taken, and with the accounting methods used, on the Tax Returns filed by or with respect to the appropriate Transferred Company prior to the date on which the Closing occurs, unless otherwise required by Applicable Law or agreed by Seller and Buyer.
(c)    Buyer shall prepare and timely file, or cause to be prepared and timely filed, Tax Returns for each of the Transferred Companies for any Pre-Closing Tax Period to the extent not governed by Section 8.2(a) or Section 8.2(b), including the relevant portion of any Straddle Period. Such Tax Returns shall be prepared in a manner consistent with the positions taken, and with the accounting methods used, on the Tax Returns filed by or with respect to the appropriate Transferred Company prior to the date on which the Closing occurs, unless otherwise required by Applicable Law or agreed by Seller and Buyer. Buyer shall deliver any such Tax Return to Seller at least 30 days (or, in the case of premium tax returns, 10 days) prior to the date such Tax Return is required to be filed for Seller’s approval, which shall not be unreasonably withheld, conditioned or delayed. To the extent consistent with Applicable Law, Buyer shall, or shall cause each of the Transferred Companies to, file all Tax Returns for any Straddle Period on the basis that the relevant Tax period ended as of the Closing Date, unless the relevant Tax authority will not accept a Tax Return filed on that basis.
(d)    If Buyer or Seller objects to any item on any Tax Return provided to it for its approval, it shall, within fifteen days after delivery of such Tax Return, notify the other party responsible for preparation of such Tax Return in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection is duly delivered, Buyer and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such items. In the event of any disagreement that cannot be resolved between Buyer and Seller, such disagreement shall be resolved by the Independent Accounting Firm, and any such determination by the Independent Accounting Firm shall be final. The fees and expenses of the Independent Accounting Firm shall be borne equally by Buyer and Seller. If the Independent Accounting Firm does not resolve any differences between Seller and Buyer with respect to such Tax Return at least five days prior to the due date therefor, such Tax Return shall be filed as prepared by the relevant party and amended to reflect the Independent Accounting Firm’s resolution.
(e)    Buyer shall prepare and timely file, or cause the Transferred Companies to prepare and timely file, all Tax Returns required to be filed by or with respect to each Transferred Company for any Tax period beginning after the Closing Date.
(f)    Except to the extent otherwise required by Applicable Law, neither Seller nor Buyer shall, and shall not permit any of its Affiliates to, without the prior written consent of the other party, which consent may not be unreasonably withheld, conditioned or delayed, amend any Tax Returns of or with respect to the Transferred Companies relating in whole or in part to a Pre-Closing Tax Period in a manner that would reasonably be expected to adversely affect the other party or its Affiliates.
SECTION 8.3.    Tax Refunds. Any Tax refund, whether received in cash or applied as a credit against a Tax of a Transferred Company by Buyer in a Post-Closing Tax Period (including any interest paid or credited with respect thereto by a Governmental Entity) (a “Tax Refund”), relating to any of the Transferred Companies for Taxes paid for any Pre-Closing Tax Period (other than to the extent such Tax Refund results from the carryback of a Tax attribute of a Transferred Company relating to a Post-Closing Tax Period) shall be property of Seller. If received by Buyer or any of the Transferred Companies, Buyer shall, or shall cause such Transferred Company to, pay such Tax Refund promptly to Seller, net of any Tax cost to Buyer or any of its Affiliates attributable to the receipt of such refund and any reasonable costs or expenses with respect thereto. In the event that any such Tax Refund is subsequently contested by any Tax authority, such contest shall be handled in accordance with the procedures in Section 8.1. Any additional Taxes resulting from the contest shall be indemnified in accordance with Section 8.1. All other Tax Refunds relating to the Transferred Companies shall be the property of Buyer, and if received by Seller or its Affiliates, Seller shall, or shall cause its Affiliates to, pay such Tax Refund promptly to Buyer, net of any Tax cost to Seller or any of its Affiliates attributable to the receipt of such refund and any reasonable costs or expenses with respect thereto.
SECTION 8.4.    Cooperation and Exchange of Information. Seller and Buyer shall provide each other with such cooperation and information as either of them or their respective Affiliates reasonably may request of the other in filing any Tax Return, amended Tax Return or claim for Tax Refund, determining a liability for Taxes or a right to a Tax Refund, or participating in or conducting any contest in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax authorities. Each party and its Affiliates shall make its employees available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. Any party making a request for cooperation pursuant to this Section 8.4 shall reimburse the party providing such cooperation for its reasonable out-of-pocket expense occasioned by the provision of such cooperation. Each of Seller and Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Transferred Companies for each Tax period first ending after the Closing Date and for all prior Tax periods until the later of (i) the expiration of the statute of limitations of the Tax period to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified in writing of such extensions for the respective Tax periods or (ii) three years following the due date (without extension) for such Tax Returns. Notwithstanding the foregoing, Seller shall not be required to deliver any such documents that relate to any Consolidated Tax Return with respect to any Pre-Closing Tax Period, other than the portions thereof that relate solely to the Transferred Companies. Any information obtained under this Section 8.4 shall be kept confidential except as otherwise may be necessary in connection with the filing of Tax Returns or claims for Tax Refunds or in conducting a contest or as otherwise may be required by Applicable Law or the rules of any stock exchange.
SECTION 8.5.    Conveyance Taxes. Buyer or Seller, as appropriate, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any real property transfer or sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar Taxes (“Conveyance Taxes”) which become payable in connection with the purchase of Shares by Buyer or the consummation of any of the other transactions contemplated by this Agreement and shall file such applications and documents as shall permit any Conveyance Taxes to be assessed and paid. Any Conveyance Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement (other than the Dividend) shall be shared equally by Buyer and Seller.
SECTION 8.6.    Tax Covenants.
(a)    All Tax sharing agreements and arrangements between Seller or any of its Affiliates (other than the Transferred Companies), on the one hand, and any of the Transferred Companies, on the other hand, shall be terminated as of the day before the Closing Date and none of the Transferred Companies shall thereafter be bound thereby or have any liability thereunder.
(b)    To the extent permitted by Applicable Law, none of Buyer or any of the Transferred Companies shall carry back losses, credits and similar items of any of the Transferred Companies from any Straddle Period or other period ending after the Closing Date to any period ending on or before the Closing Date.
(c)    Neither Buyer nor any Transferred Company shall make, change or revoke any material election related to Taxes with retroactive effect with respect to a Pre-Closing Tax Period, except as may be required under Applicable Law.
(d)    The parties agree that no election under Section 338(g), Section 336(e) or Section 338(h)(l0) of the Code in respect of any of the Transferred Companies shall be made in connection with the transactions contemplated by this Agreement.
(e)    Notwithstanding anything to the contrary in this Agreement, Seller shall make (or cause to be made) a timely and valid election pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i)(A) in a form reasonably acceptable to Buyer to reduce Seller’s tax basis in the Shares (and, if applicable, an interest in any other Transferred Company) in an amount equal to Seller’s Net Loss on the sale of such interests (if any). For purposes of this paragraph, the “Net Loss” shall mean the “attribute reduction amount,” if any, within the meaning of Treasury Regulation Section 1.1502-36(d)(3), arising on the sale of the Shares to Buyer (or such other interest in a Transferred Company, as applicable) that, in the absence of an election under Treasury Regulations Section 1.1502-36(d)(6)(i)(A), would reduce Underlying Attributes of any of the Transferred Companies. For this purpose, an Underlying Attribute is an attribute of GTIH (and, if applicable, an interest in any other Transferred Company) described in Treasury Regulations Section 1.1502-36(d)(4). Seller shall not make (and shall cause its Affiliates not to make) an election pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i)(B) or (C) to reattribute any of the GTIH or other Transferred Company’s tax attributes to Seller or any of its Affiliates.
SECTION 8.7.    Miscellaneous.
(a)    Seller and Buyer agree to treat all payments (other than interest on a payment) made by either of them to or for the benefit of the other or the other’s Affiliates or the Transferred Companies under this Article VIII and under other indemnity provisions of this Agreement as adjustments to the Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof to the extent permissible under Applicable Law.
(b)    Notwithstanding any provision in this Agreement to the contrary, the obligations of Seller and WIMC to indemnify and hold harmless the Buyer Indemnified Persons pursuant to this Article VIII shall terminate on the later of 90 days after the expiration of the applicable statute of limitations (taking into account any applicable extensions or tollings thereof) with respect to the Tax liabilities in question or 60 days after the final administrative or judicial determination of such Tax liabilities, except for any indemnity obligations as to which a claim has been made before the expiration of the applicable period.
(c)    Notwithstanding anything to the contrary in this Agreement, indemnification for any and all Tax matters and the procedures with respect thereto shall be governed exclusively by this Article VIII and shall not be governed by the provisions of Article VII (except for Section 7.1(a), the proviso at the end of Section 7.3(a), Section 7.4 and Section 7.8(b)).
(d)    Should it be necessary, equitable adjustments will be made to prevent duplicate recovery for indemnification with respect to the same item.
ARTICLE IX.
TERMINATION PRIOR TO CLOSING
SECTION 9.1.    Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:
(a)    by Seller or Buyer in writing, if there shall be any order, injunction or decree of any Governmental Entity or GSE that prohibits or restrains any party from consummating the transactions contemplated hereby, and such order, injunction or decree shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(a) shall have performed in all material respects its obligations under this Agreement, acted in good faith and, if binding on such party, used commercially reasonable efforts to prevent the entry of, and to remove, such order, injunction or decree in accordance with its obligations under this Agreement;
(b)    by Seller or Buyer in writing, if the Closing has not occurred on or prior to the date that is nine months after the date of this Agreement, unless due to the failure of the party seeking to terminate this Agreement materially to perform each of its obligations under this Agreement required to be performed by it on or prior to the Closing Date;
(c)    by either Seller or Buyer in writing, if a breach of any provision of this Agreement that has been committed by the other party would cause the failure of any mutual condition to Closing or any condition to Closing for the benefit of the non-breaching party and such breach is not capable of being cured or is not cured within 20 calendar days after the breaching party receives written notice from the non-breaching party that the non-breaching party intends to terminate this Agreement pursuant to this Section 9.1(c); or
(d)    at any time on or prior to the Closing Date, by mutual written consent of Seller and Buyer.
SECTION 9.2.    Survival. If this Agreement is terminated as permitted by Section 9.1, and the transactions contemplated hereby are not consummated as described above, this Agreement shall become null and void and of no further force and effect without liability of either party (or any Representative of such party) to the other party to this Agreement, except for (a) the provisions of Section 4.3(d), this Section 9.2 and Article X and (b) rights and obligations arising from any intentional breach of this Agreement prior to such termination.
ARTICLE X.
GENERAL PROVISIONS
SECTION 10.1.    Fees and Expenses. Except as otherwise expressly provided herein, (a) Seller and WIMC shall pay the Seller Transaction Expenses on or prior to the Closing; (b) WIMC shall cause GTIA to pay the amounts contemplated by the retention agreements set forth in Section 10.1 of the Disclosure Schedule at or prior to the Closing; (c) Buyer shall pay for its own fees, expenses, costs or charges as a result of the contemplation, negotiation, efforts to consummate or consummation of the transactions contemplated by the Transaction Documents, including any fees and expenses of its investment bankers, attorneys, accountants or other advisors; and (d) Buyer shall pay for any filing fees for the notification and form under the HSR Act.
SECTION 10.2.    Notices. All notices, requests, consents, claims, demands and other communications to be given or delivered under or by reason of this Agreement shall be in writing and shall be deemed to be given or delivered (a) when personally delivered or (b) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been sent by overnight courier (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)    if to Buyer:
Insureco, Incorporated
C/O Assurant, Inc.
28 Liberty Street, Floor 41
New York, NY 10005
Attention: Lila Subramanian, M&A Counsel
E-mail: lila.subramanian@assurant.com
with a copy (which shall not constitute notice) to:
Clifford Chance US LLP
31 W. 52nd Street
New York, New York 10019
Attention: Gary D. Boss
Telecopy: (212) 878-8375
E-mail: gary.boss@cliffordchance.com
(b)    if to Buyer Parent:
Interfinancial, Inc.
C/O Assurant, Inc.
28 Liberty Street, Floor 41
New York, NY 10005
Attention: Lila Subramanian, M&A Counsel
E-mail: lila.subramanian@assurant.com
with a copy (which shall not constitute notice) to:
Clifford Chance US LLP
31 W. 52nd Street
New York, New York 10019
Attention: Gary D. Boss
Telecopy: (212) 878-8375
E-mail: gary.boss@cliffordchance.com
(c)    if to Seller:
Green Tree Credit Solutions
3000 Bayport Drive, Suite 1100
Tampa, FL 33607
Attention: President Ditech Financial Services
(d)    if to WIMC:
Walter Investment Management Corp.
3000 Bayport Drive, Suite 1100
Tampa, FL 33607
Attention: General Counsel
For both Seller and WIMC provide a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: Robert S. Rachofsky
Any party may, by notice given in accordance with this Section 10.2 to the other parties, designate another address or person for receipt of notices hereunder, provided that notice of such a change shall be effective upon receipt.
SECTION 10.3.    Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Any fact or item disclosed in any section of the Disclosure Schedule or the Buyer Disclosure Schedule shall be deemed disclosed in all other sections of the Disclosure Schedule or the Buyer Disclosure Schedule to the extent the applicability of such fact or item to such other section of the Disclosure Schedule or the Buyer Disclosure Schedule respectively is reasonably apparent. Disclosure of any item in the Disclosure Schedule or the Buyer Disclosure Schedule shall not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item would reasonably be expected to result in a Material Adverse Effect. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to the “transactions contemplated by this Agreement,” the “transactions contemplated hereby” and similar expressions shall include the Dividend. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. This Agreement has been fully negotiated by the parties hereto and shall not be construed by any Governmental Entity against either party by virtue of the fact that such party was the drafting party.
SECTION 10.4.    Entire Agreement; Third-Party Beneficiaries. This Agreement (including all exhibits and schedules hereto) and the other Transaction Documents constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement. Except as set forth in (i) Section 4.13 with respect to Affiliates of Seller, (ii) Articles VII and VIII with respect to the Buyer Indemnified Persons and the Seller Indemnified Persons and (iii) Section 10.10 with respect to Affiliates of Buyer, this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies.
SECTION 10.5.    Governing Law. This Agreement and any dispute arising hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
SECTION 10.6.    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise (other than following the Closing by operation of law in a merger), by any of the parties without the prior written consent of each of the parties hereto, and any such assignment that is not consented to shall be null and void, except that Buyer may assign any or all of its rights, interests and obligations under this Agreement to an Affiliate provided that any such Affiliate agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement, but no such assignment shall relieve Buyer of its obligations under this Agreement if such assignee does not perform such obligations; provided further that Seller may reasonably object to such assignment by Buyer to an Affiliate if such assignment would reasonably be expected to have an adverse effect, in which event Seller’s consent for such assignment shall be required (such consent not to be unreasonably withheld, conditioned or delayed). Without limiting the generality of the foregoing, if requested by Buyer, Seller agrees to cause the Shares or any portion thereof at Closing to be transferred to any Person that Buyer may direct. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
SECTION 10.7.    Jurisdiction; Enforcement.
(a)    Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Supreme Court of the State of New York in New York County, Commercial Part, or any court of the United States which is located in the State of New York (each, a “New York Court”) for purposes of enforcing this Agreement or determining any claim arising from or related to the transactions contemplated by this Agreement. In any such action, suit or other proceeding, each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claim that it is not subject to the jurisdiction of any such New York Court, that such action, suit or other proceeding is not subject to the jurisdiction of any such New York Court, that such action, suit or other proceeding is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper; provided, that nothing set forth in this sentence shall prohibit any of the parties hereto from removing any matter from one New York Court to another New York Court. Each of the parties hereto also agrees that any final and unappealable judgment against a party hereto in connection with any action, suit or other proceeding will be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment will be conclusive evidence of the fact and amount of such award or judgment. Any process or other paper to be served in connection with any action or proceeding under this Agreement shall, if delivered or sent in accordance with Section 10.2 of this Agreement, constitute good, proper and sufficient service thereof. Notwithstanding this Section 10.7(a), the determination of the Final Payment shall be made as set forth in Section 2.5.
(b)    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, without the necessity of posting bond or other undertaking, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Agreement, this being in addition (subject to the terms of this Agreement) to any other remedy to which such party is entitled at law or in equity. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives any defense or counterclaim, that there is an adequate remedy at law.
(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.
SECTION 10.8.    Severability; Amendment; Waiver.
(a)    Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
(b)    This Agreement may be amended, supplemented or modified only by a written instrument signed by each of Buyer and Seller. No provision of this Agreement may be waived except by a written instrument signed by the party against whom the waiver is to be effective.
(c)    No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.
SECTION 10.9.    Certain Limitations. Buyer acknowledges and agrees that neither Seller nor any of its Affiliates (including the Companies), nor any Representative of any of them, makes or has made, and Buyer has not relied on, any inducement or promise to Buyer except as specifically made in this Agreement or any certificates delivered pursuant hereto or any other Transaction Documents or any representation or warranty to Buyer, oral or written, express or implied, other than as expressly set forth in this Agreement or any certificates delivered pursuant hereto or any other Transaction Documents. Without limiting the generality of the foregoing, other than as expressly set forth in this Agreement or any certificates delivered pursuant hereto or any other Transaction Documents, no Person has made any representation or warranty to Buyer with respect to the Companies, the Shares or any other matter, including with respect to (A) merchantability, suitability or fitness for any particular purpose, (B) the operation of the Transferred Companies or Business by Buyer after the Closing, (C) the probable success or profitability of the Transferred Companies or Business after the Closing or (D) any information, documents or material made available to Buyer, its Affiliates or their respective Representatives in any “data rooms,” information memoranda, management presentations, functional “break-out” discussions or in any other form or forum in connection with the transactions contemplated by this Agreement, including any estimation, valuation, appraisal, projection or forecast with respect to all or any of the Companies. With respect to any such estimation, valuation, appraisal, projection or forecast, Buyer acknowledges that: (A) there are uncertainties inherent in attempting to make such estimations, valuations, appraisals, projections and forecasts; (B) it is familiar with such uncertainties; (C) it is not acting and has not acted in reliance on any such estimation, valuation, appraisal, projection or forecast delivered by or on behalf of Seller to Buyer; and (D) it shall have no claim against any Person with respect to any such estimation, valuation, appraisal, projection or forecast.
SECTION 10.10.    Offset. Each party may offset any amounts payable by such party or any of its Affiliates pursuant to the terms of any other Transaction Documents to the other party or its Affiliates against any amounts due to the first party or any of its Affiliates pursuant to the terms of this Agreement or any other Transaction Documents from the other party or its Affiliates; provided that (a) such amount due is not reasonably disputed, (b) such first party has provided such other party with notice that it intends to exercise its offset right pursuant to this Section 10.10 and (c) such other party or any of its Affiliates has failed to pay to such first party such amount due within a reasonable period of time after receipt of such notice.  For the avoidance of doubt, any premiums owed to Buyer or any of its Affiliates pursuant to the Services Agreement may not be withheld by Seller or its Affiliates for purposes of this Section 10.10, which Section shall survive termination of this Agreement.
SECTION 10.11.    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party. Each party may deliver its signed counterpart of this Agreement to the other party by means of electronic mail or any other electronic medium utilizing image scan technology, and such delivery will have the same legal effect as hand delivery of an originally executed counterpart.
SECTION 10.12.    Buyer Parent Undertaking. Buyer Parent hereby fully, irrevocably and unconditionally guarantees the full, complete and timely performance of all agreements, covenants and obligations of Buyer under this Agreement, including all payment obligations of Buyer arising in connection with this Agreement, in each case, when and to the extent that any of the same shall become due and payable or performance of the same shall be required in accordance with the terms of this Agreement. Buyer Parent’s guaranty constitutes a guaranty of performance and payment when due and not of collection and is not conditional or contingent upon any attempt to obtain performance by or to collect from, or pursue or exhaust any rights or remedies against, Buyer or any other condition or contingency. Buyer Parent waives all defenses that would otherwise be available to a surety or guarantor.
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IN WITNESS WHEREOF, Seller, WIMC, Buyer and Buyer Parent have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

GREEN TREE CREDIT SOLUTIONS LLC

By:      /s/ Cheryl Collins
Name: Cheryl Collins
Title: Senior Vice President & Treasurer

WALTER INVESTMENT MANAGEMENT CORPORATION

By:      /s/ Stuart D. Boyd
Name: Stuart D. Boyd
Title: SVP & Deputy General Counsel

INSURECO, INCORPORATED

By:      /s/ Gene Mergelmeyer
Name: Gene Mergelmeyer
Title: President

INTERFINANCIAL, INC.,
solely with respect to Article X

By:      /s/ Richard Dziadzio
Name: Richard Dziadzio
Title: President

iii

EXHIBIT A
BROKER AGREEMENT

EXHIBIT B
MARKETING SERVICES AGREEMENT

EXHIBIT C
SERVICES AGREEMENT

EXHIBIT D
SUBLEASE AGREEMENT

EXHIBIT E
ASSURTRACK SERVICES AGREEMENT

EXHIBIT F
TRUST AGREEMENT

EXHIBIT G
VOLUNTARY INSURANCE PLACEMENT AGREEMENT

EXHIBIT H
PRICEWATERHOUSECOOPERS OPINION

EXHIBIT I
EARNOUT EXAMPLE CALCULATION